

INSTEEL INDUSTRIES

2008 Annual Report

PRESTRESSED CONCRETE STRAND

(% OF NET SALES: 2008—45%, 2007—44%, 2006—46%)

High-strength seven-wire reinforcement consisting of six cold-drawn wires that are continuously wrapped around a center wire forming a strand, which is then heat-treated while under tension to impart low relaxation characteristics and increase the working range of the product.

PC strand is used to impart compression forces into prestressed concrete elements and structures, which may be either pretensioned or posttensioned. Pretensioned means that the strands are tensioned to their design load and anchored at the ends of a form. After the concrete has been placed and allowed to cure to sufficient strength, the load on the strand is transferred from the external anchors to the cured member, creating compression forces within the element, or "prestressing" it. Posttensioned means that the strands are tensioned after the concrete has been placed and allowed to cure.

PLANT LOCATIONS
Gallatin, Tennessee • Sanderson, Florida

CUSTOMER SEGMENTS
Precast Prestress Producers • Posttensioning Suppliers

END USES
Nonresidential Construction • Residential Construction

We market our products through sales representatives that are our employees and through a sales agent. Our sales force is organized by product line and trained in the technical applications of our products. Our products are sold nationwide as well as into Canada, Mexico, and Central and South America, and delivered primarily by truck, using common or contract carriers.

Insteel Industries is one of the nation's largest manufacturers of steel wire reinforcing products for concrete construction applications. We manufacture and market prestressed concrete strand ("PC strand") and welded wire reinforcement, including engineered structural mesh, concrete pipe reinforcement and standard welded wire reinforcement. Our products are sold primarily to manufacturers of concrete products that are used in nonresidential construction. Headquartered in Mount Airy, North Carolina, we operate six manufacturing facilities located in the United States.

$2.47
RECORD HIGH EARNINGS PER DILUTED SHARE

27.9%
RETURN ON TOTAL CAPITAL

$45.4 million
2006–2008 CAPITAL EXPENDITURES

$26.5 million
OF CASH AND DEBT-FREE BALANCE SHEET



11'-10"
2"
6"
Typ
W4

WELDED WIRE REINFORCEMENT (% OF NET SALES: 2008—55%, 2007—56%, 2006—54%)

Prefabricated reinforcement consisting of high-strength, cold-drawn or cold-rolled wires that are welded together in square or rectangular grids according to customer requirements. Wire intersections are electrically resistance-welded by a computer-controlled continuous automatic welder that uses pressure and heat to fuse all wires in their proper position, creating a consistent high-quality weld and providing the required reinforcing properties.

ENGINEERED STRUCTURAL MESH

Engineered made-to-order product that is used as the primary reinforcement in concrete elements or structures, frequently serving as a replacement for hot-rolled rebar.

PLANT LOCATIONS
Dayton, Texas • Mount Airy, North Carolina

CUSTOMER SEGMENTS
Precast and Prestressed Producers • Rebar Fabricators • Distributors

END USES
Nonresidential Construction

CONCRETE PIPE REINFORCEMENT

Engineered made-to-order product that is used as the primary reinforcement in concrete pipe and box culverts for drainage and sewage systems, water treatment facilities and other related applications.

PLANT LOCATIONS
Dayton, Texas • Mount Airy, North Carolina • Wilmington, Delaware

CUSTOMER SEGMENTS
Concrete Pipe and Precast Producers

END USES
Nonresidential Construction • Residential Construction

STANDARD WELDED WIRE REINFORCEMENT

Secondary reinforcing product that is produced in standard styles for crack control applications in residential and light nonresidential construction, including driveways, sidewalks and a wide range of slab-on-grade applications.

PLANT LOCATIONS
Dayton, Texas • Hickman, Kentucky • Mount Airy, North Carolina • Wilmington, Delaware

CUSTOMER SEGMENTS
Rebar Fabricators • Distributors

END USES
Nonresidential Construction • Residential Construction





Net Sales
(in millions)



$329.5
$297.8
2006
2007

Diluted Earnings Per Share From Continuing Operations



$1.86
$1.33
2006
2007

Return on Total Capital[1]



29.7
18.2
2006
2007

FINANCIAL HIGHLIGHTS

(In thousands, except for per share amounts)	2008	2007	2006
Operating Results:			
Net sales	$353,862	$297,806	$329,50
Gross profit	86,755	56,061	70,87
% of net sales	24.5%	18.8%	21.
Earnings from continuing operations	$ 43,717	$ 24,284	$ 34,37
% of net sales	12.4%	8.2%	10.
Net earnings	$ 43,752	$ 24,162	$ 33,04
Per Share Data:			
Basic:			
Earnings from continuing operations	$ 2.49	$ 1.34	$ 1.8
Net earnings	2.49	1.33	1.8
Diluted:			
Earnings from continuing operations	2.47	1.33	1.8
Net earnings	2.47	1.32	1.7
Cash dividends declared	0.62	0.12	0.1
Returns:			
Return on total capital[1]	27.9%	18.2%	29.
Return on shareholders' equity[2]	27.9%	18.2%	31.
Financial Position:			
Cash and cash equivalents	$ 26,493	$ 8,703	$ 10,68
Total assets	228,220	173,529	166,59
Total long-term debt	—	—	—
Shareholders' equity	169,847	143,850	122,43
Cash Flows:			
Net cash provided by operating activities of continuing operations	$ 36,808	$ 17,065	$ 42,65
Capital expenditures	9,456	17,013	18,95
Depreciation and amortization	7,769	6,209	5,10
Repurchases of common stock	8,691	—	8,52
Cash dividends paid	2,141	2,176	2,22

[1] Earnings from continuing operations/(average total long-term debt + average shareholders' equity).
[2] Earnings from continuing operations/average shareholders' equity

2008 was a year of significant accomplishments for Insteel Industries. We achieved record financial results, which were delivered against a background of extremely challenging market conditions. We completed a comprehensive capital investment program to pursue growth opportunities in promising markets and reduce our operating costs. We strengthened our balance sheet, positioning us to withstand future business downturns and capitalize on growth opportunities that may arise.

Our business strategy remains focused on generating returns that exceed our cost of capital by: (1) achieving leadership positions in our markets; (2) operating as the lowest cost producer; and (3) pursuing growth opportunities in our core businesses that further our penetration of existing markets or expand our geographic footprint.

RECORD FINANCIAL RESULTS

Net sales for 2008 increased 18.8% to a record high $353.9 million from $297.8 million in 2007 driven by a 28.7% increase in average selling prices, which more than offset a 7.7% reduction in shipments. Despite the weakening in shipments, earnings from continuing operations also rose to a record high $43.7 million ($2.47 per diluted share) from $24.3 million ($1.33 per diluted share) in the prior year due to higher spreads between average selling prices and raw material costs. Our return on total capital improved to 27.9% compared with 18.2% in the prior year.

Market conditions deteriorated over the course of the year as the ongoing weakness in new home construction was compounded by a gradual softening in nonresidential construction. In our PC strand business, shipments to posttension customers remained at depressed levels, falling to 4% of consolidated shipments from 6% in 2007 and 14% in 2006 due to the increase in low-priced Chinese imports.

Prices for our primary raw material, hot-rolled steel wire rod, surged to unprecedented levels during the year due to tight supply conditions resulting from reduced import availability and dramatic increases in the cost of scrap, energy and other raw materials for steel producers. In response to these cost pressures, we implemented a series of price increases to reflect the higher replacement cost for wire rod, which favorably impacted profit margins as we consumed lower cost inventory.

COMPLETION OF CAPITAL INVESTMENT PROGRAM

During 2008, we completed extensive upgrades at our Florida PC strand facility, including the installation of new wire drawing and stranding equipment together with the reconfiguration of the operation. This project represents the last component of our three-year, $45.4 million capital investment program under which we have added two new engineered structural mesh ("ESM") production lines, reconfigured and expanded our PC strand facilities, and upgraded and expanded our standard welded wire reinforcing capabilities. We anticipate that these projects will generate dual benefits in the form of reduced operating costs and additional capacity to satisfy future growth in demand. Although the weakening market environment has precluded us from ramping up our expanded PC strand capacity, we are beginning to realize a portion of the expected returns on these investments through their favorable impact on labor productivity and increased sales of ESM. With the completion of the program behind us, we expect a significant drop-off in capital expenditures, with maintenance-related outlays expected to total less than $5.0 million in 2009.

STRONG FINANCIAL POSITION

Our continuing operations generated $36.8 million of cash for the year, which was primarily used to fund $9.5 million of capital expenditures, repurchase $8.7 million of our common stock and pay $2.1 million of dividends. Despite the substantial increase in our working capital investment, which was driven by the sharp escalation in raw material costs and selling prices, we ended the year with a debt-free balance sheet, $26.5 million of cash and the borrowing capacity available under our $100.0 million revolving credit facility.

LOOKING AHEAD

As we move into 2009, we expect business conditions to become increasingly harsh. In recent months, we have seen a dramatic slowdown in business activity in response to the tightening in the credit markets, the deteriorating outlook for the economy and the inventory destocking measures being pursued by customers to increase their liquidity. Purchase commitments have been scaled back throughout our entire supply chain, with buyers seeking to minimize inventory levels until there are indications of a rebound in pricing and demand. Although selling prices for our products have declined at a more measured rate than the reductions in the prices for wire rod, we expect significant margin compression until the destocking of higher cost inventory is completed. Unfortunately the timeline for this process will be extended to the extent that demand remains at depressed levels.

Nonresidential construction is anticipated to decline from the levels of recent years, particularly commercial construction, which has been the most severely impacted by the reduced availability of credit and the economic downturn. Although additional federal economic stimulus measures that would provide substantial funding for infrastructure projects appear to be increasingly likely, the timing and magnitude of the impact is uncertain at this time. The upside potential for residential construction appears limited as we expect the weakness in the housing markets to persist through the year, continuing to adversely affect shipments to customers with greater exposure to the housing sector.

As we navigate our way through this difficult period, we will maintain our focus on operational excellence, continually looking for ways to become more efficient in every aspect of our business, reduce our operating costs and better serve our customers. Following the recent completion of our capital investment program, our state-of-the-art facilities and manufacturing capabilities place us in a strong competitive position across all of our product lines.

We will also intensify our efforts to further the market acceptance for ESM as a replacement for hot-rolled rebar, capitalizing on the inherent labor, cycle time and material cost advantages it offers for many concrete reinforcing applications. With current domestic consumption of ESM estimated to be less than 5% of the rebar volume it could potentially replace, the product is still early in its life cycle and represents an attractive growth opportunity for Insteel. As we complete the ramp-up of our two recent ESM expansions, we will evaluate the deployment of additional production lines in our existing facilities as well as on a greenfield basis based on market conditions.

Finally, we will utilize our strong balance sheet and flexible capital structure to pursue strategic acquisition opportunities that may arise in a more difficult market environment. Acquisitions enable us to create value for our shareholders in multiple ways, allowing us to further our penetration of existing markets, expand into new geographies, add new customers and strengthen our relationships with existing customers. We will exercise valuation discipline and maintain sound judgment to ensure that we achieve satisfactory returns for our shareholders.

As we look to the future, we wish to acknowledge and express our appreciation for the ongoing support of our employees, customers and shareholders.

Sincerely,

H.O. Woltz III
President and Chief Executive Officer



As we navigate our way through this difficult period, we will maintain our focus on operational excellence, continually looking for ways to become more efficient in every aspect of our business, reduce our operating costs and better serve our customers.





4'-9"
2"
6"
D19.7
or
D14.3
2G101E
5"
D15.4
24"
4"
2G102E
62"
D19.7
W7.9
8'-6"
Height Of 2G102E (+-.25)
25.25"oh
Lap
2'-2"
6.25"oh
24"
13.125"oh
1'-9"
W7.9
2G103

Bulb Tee Girders

Engineered structural mesh ("ESM") and prestressed concrete strand ("PC strand") are used together in many concrete reinforcing applications, providing maximum strength for the long span beams used in highway or bridge construction. In this 90" deep bulb tee girder, ESM is used to reinforce the top and bottom flanges (the wider sections) and in the web or stem (the vertical or slightly inclined section), while PC strand is used to strengthen the long span of the beam.

Median Barriers

ESM is increasingly used as the primary reinforcing in roadway barriers for highway and bridge construction, offering significant cost savings relative to hot-rolled rebar. Barriers are produced in a wide array of shapes that are either precast at the customer's facility or cast-in-place at the construction site. In this median barrier application, concrete is poured into a slip-form, which is positioned over the ESM and gradually moved along the roadway as the previously poured concrete hardens behind it.



8"
4 3/4"
4" Pin Dia.
Elong. = .577"
10"
2 5/16" Cl.
D16 X 31'-1"
Typ
D14
29 sp. @ 12"o/c
3'-6"
3'-3 3/4"
Hold
3'-1 13/16"
1 3/4" Cl
2"
2.5"
1 13/16"
7 13/16"
1'-8 7/16"
Hold (+0,-1)
2'







Tub Girders



20'-2"
16'-0"
5'-6"
9'-2"
5'-6"

PC strand is frequently used as the primary reinforcing in concrete girders, allowing engineers to design spans that can exceed 150 feet in length. This tub girder uses 56 0.600" diameter strands that are prestressed to a tension of 44,900 pounds. Each of the girders is then spliced together using strands that are posttensioned, which allows for even longer spans and enables concrete girders to compete effectively against steel girders.


11'-10"
2"
6"
Typ
2"
W4
2"
6"
Typ
8'
W4
2"
Shear Wall & Spandrel
6X6-W4/W4 96"(2,2) X 11'-10"(2,2)

Architectural Concrete Panels

ESM frequently serves as the primary reinforcing in architectural concrete panels, which are used in a wide range of structures. In this concrete building and parking structure, ESM provides the exact area of steel and reinforcing configuration required for each concrete shape, serving as a higher strength and less labor intensive concrete reinforcing solution than hot-rolled rebar at a lower total installed cost. ESM is also used in combination with PC strand to reinforce the "T" girders that support these structures.


Shear Wall Mesh
6X6-W4/W4 96"(2,2) X 11'-10"(2,2)
(1) Layer Required Each Face
1'
2"Cl
2"Cl
12'-2"
1½"Cl
1½"Cl





FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, particularly in the "Letter to Shareholders" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." When used in this report, the words "believes," "anticipates," "expects," "estimates," "intends," "may," "should" and similar expressions are intended to identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, they are subject to a number of risks and uncertainties, and we can provide no assurances that such plans, intentions or expectations will be achieved. Many of these risks and uncertainties are discussed in detail in our periodic and other reports and statements that we file with the U.S. Securities and Exchange Commission (the "SEC"), in particular in our Annual Report on Form 10-K for the year ended September 27, 2008. You should carefully review these risks and uncertainties.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. All forward-looking statements speak only to the respective dates on which such statements are made and we do not undertake and specifically decline any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

It is not possible to anticipate and list all risks and uncertainties that may affect our future operations or financial performance; however, they would include, but are not limited to, the following: general economic and competitive conditions in the markets in which we operate; credit market conditions and the impact of the Emergency Economic Stabilization Act of 2008 on the relative availability of financing for us, our customers and the construction industry as a whole; the anticipated reduction in spending for nonresidential construction, particularly commercial construction, and the impact on demand for our concrete reinforcing products; the severity and duration of the downturn in residential construction activity and the impact on those portions of our business that are correlated with the housing sector; the cyclical nature of the steel and building material industries; fluctuations in the cost and availability of our primary raw material, hot-rolled steel wire rod, from domestic and foreign suppliers; our ability to raise selling prices in order to recover increases in wire rod costs; changes in U.S. or foreign trade policy affecting imports or exports of steel wire rod or our products; the impact of increased imports of prestressed concrete strand; unanticipated changes in customer demand, order patterns or inventory levels; the impact of weak demand and reduced capacity utilization levels on our unit manufacturing costs; our ability to further develop the market for engineered structural mesh ("ESM") and expand our shipments of ESM; the actual net proceeds realized and closure costs incurred in connection with our exit from the industrial wire business; legal, environmental or regulatory developments that significantly impact our operating costs; unanticipated plant outages, equipment failures or labor difficulties; continued escalation in certain of our operating costs; and the "Risk Factors" discussed in our Annual Report on Form 10-K for the year ended September 27, 2008 and in other filings made by us with the SEC.

Earnings from Continuing Operations (in millions)



$43.7
$32.0
$34.4
$24.5
$24.3
(% of net sales)
10.7%
7.9%
10.4%
8.2%
12.4%
2004
2005
2006
2007
2008

Net Cash Provided by Operating Activities of Continuing Operations (in millions)



$41.8
$42.7
$36.8
$29.9
$17.1
2004
2005
2006
2007
2008

Shareholders' Equity • Total Long-Term Debt • Cash and Cash Equivalents (in millions)



$169.8
Shareholders' Equity
Total Long-Term Debt
Cash and Cash Equivalents
$143.9
$122.4
$97.0
$71.2
$52.4
$26.5
$11.9
$10.7
$8.7
$2.3
$1.4
$0
$0
$0
2004
2005
2006
2007
2008

2008 Financial Review

Contents

OVERVIEW

Following our exit from the industrial wire business (see Note 7 to the consolidated financial statements), our operations are entirely focused on the manufacture and marketing of concrete reinforcing products for the concrete construction industry. The results of operations for the industrial wire business have been reported as discontinued operations for all periods presented. Our business strategy is focused on: (1) achieving leadership positions in our markets; (2) operating as the lowest cost producer; and (3) pursuing growth opportunities within our core businesses that further our penetration of current markets served or expand our geographic reach.

CRITICAL ACCOUNTING POLICIES

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Our discussion and analysis of our financial condition and results of operations are based on these financial statements. The preparation of our financial statements requires the application of these accounting principles in addition to certain estimates and judgments based on current available information, actuarial estimates, historical results and other assumptions believed to be reasonable. Actual results could differ from these estimates.

Following is a discussion of our most critical accounting policies, which are those that are both important to the depiction of our financial condition and results of operations and that require judgments, assumptions and estimates.

Revenue recognition. We recognize revenue from product sales in accordance with Staff Accounting Bulletin ("SAB") No. 104 when products are shipped and risk of loss and title has passed to the customer. Sales taxes collected from customers are recorded on a net basis and as such, are excluded from revenue.

Concentration of credit risk. Financial instruments that subject us to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. We are exposed to credit risk in the event of default by institutions in which our cash and cash equivalents are held and customers to the extent of the amounts recorded on the balance sheet. We invest excess cash primarily in money market funds, which are highly liquid securities that bear minimal risk.

Most of our accounts receivable are due from customers that are located in the United States and we generally require no collateral depending upon the creditworthiness of the account. We utilize credit insurance on certain accounts receivable due from customers located outside of the United States. We provide an allowance for doubtful accounts based upon our assessment of the credit risk of specific customers, historical trends and other information. There is no disproportionate concentration of credit risk.

Allowance for doubtful accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the potential inability of our customers to make required payments. If the financial condition of our customers were to change significantly, adjustments to the allowances may be required. While we believe our recorded trade receivables will be collected, in the event of default in payment of a trade receivable, we would follow normal collection procedures.

Excess and obsolete inventory reserves. We write down the carrying value of our inventory for estimated obsolescence to reflect the lower of the cost of the inventory or its estimated net realizable value based upon assumptions about future demand and market conditions. If actual market conditions for our products are substantially different than our projections, adjustments to these reserves may be required.

Accruals for self-insured liabilities and litigation. We accrue estimates of the probable costs related to self-insured medical and workers' compensation claims and legal matters. These estimates have been developed in consultation with actuaries, our legal counsel and other advisors and are based on our current understanding of the underlying facts and circumstances. Because of uncertainties related to the ultimate outcome of these issues as well as the possibility of changes in the underlying facts and circumstances, adjustments to these reserves may be required in the future.

Recent accounting pronouncements. In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 157, "Fair Value Measurements" which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for us beginning in fiscal 2009. We do not expect the adoption of SFAS No. 157 to have a material effect on our consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose all of the information required to evaluate and understand the nature and financial effect of the business combination. This statement is effective for acquisition dates on or after the beginning of the first annual reporting period beginning after December 15, 2008 and is not expected to have a material effect on our consolidated financial statements to the extent that we do not enter into business combinations subsequent to adoption.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements." SFAS No. 160 amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to establish accounting and reporting standards for non-controlling interests in subsidiaries and for the deconsolidation of subsidiaries. This statement clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008 and is not expected to have a material effect on our consolidated financial statements to the extent that we do not obtain any minority interests in subsidiaries subsequent to adoption.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities." SFAS No. 161 requires enhanced disclosures on an entity's derivative and hedging activities. SFAS No. 161 will become effective for us beginning in fiscal 2009 and is not expected to have any impact on our disclosures to the extent that we do not initiate any such activities subsequent to adoption.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." We do not expect the adoption of SFAS No. 162 to have a material effect on our consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position ("FSP") No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transaction Are Participating Securities." FSP No. EITF 03-6-1 requires that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years, and requires that all prior period earnings per share data presented (including interim financial statements, summaries of earnings and selected financial data) be adjusted retrospectively to conform with its provisions. We are currently evaluating the impact, if any, that the adoption of FSP EITF 03-6-1 will have on our consolidated financial statements.

RESULTS OF OPERATIONS

Statements of Operations—Selected Data

(Dollars in thousands)	Year Ended September 27, 2008	Change	September 29, 2007	Change	September 30, 2006
Net sales	$353,862	18.8%	$297,806	(9.6%)	$329,507
Gross profit	86,755	54.8%	56,061	(20.9%)	70,871
Percentage of net sales	24.5%		18.8%		21.5%
Selling, general and administrative expense	$ 18,623	5.9%	$ 17,583	3.5%	$ 16,996
Percentage of net sales	5.3%		5.9%		5.2%
Other expense (income), net	$ 85	N/M	$ 4	N/M	$ (446)
Interest expense	594	0.3%	592	(11.5%)	669
Interest income	(721)	73.7%	(415)	62.7%	(255)
Effective income tax rate	35.9%		36.6%		36.2%
Earnings from continuing operations	$ 43,717	80.0%	$ 24,284	(29.4%)	$ 34,377
Earnings (loss) from discontinued operations	35	N/M	(122)	N/M	(1,337)
Net earnings	43,752	81.1%	24,162	(26.9%)	33,040

"N/M" = not meaningful

2008 COMPARED WITH 2007

Net Sales

Net sales increased 18.8% to $353.9 million in 2008 from $297.8 million in 2007. Average selling prices for the year increased 28.7% while shipments decreased 7.7% from the prior year levels. The increase in average selling prices was driven by price increases that were implemented during the year to recover the unprecedented escalation in our raw material costs. The reduction in shipments was primarily due to the continuation of weak demand from customers that have been negatively impacted by the downturn in residential construction activity.

Gross Profit

Gross profit increased 54.8% to $86.8 million, or 24.5% of net sales in 2008 from $56.1 million, or 18.8% of net sales in 2007 primarily due to higher spreads between average selling prices and raw material costs, which more than offset lower shipments and higher unit conversion costs. The widening in spreads during the current year was primarily driven by the price increases that were implemented together with the consumption of lower cost inventory under the first-in, first-out ("FIFO") method of accounting.

Selling, General and Administrative Expense

Selling, general and administrative expense ("SG&A expense") increased 5.9% to $18.6 million, or 5.3% of net sales in 2008 from $17.6 million, or 5.9% of net sales in 2007 primarily due to increases in employee benefit costs ($812,000), bad debt expense ($630,000), compensation expense ($370,000) and supplemental employee retirement plan expense ($291,000), which were partially offset by the net gain on life insurance settlements ($661,000) and decreases in consulting expense ($204,000), travel expense ($167,000) and legal fees ($79,000).

Interest Expense

Interest expense for 2008 was relatively flat at $594,000 compared to $592,000 in 2007, primarily consisting of non-cash amortization expense associated with capitalized financing costs.

Interest Income

Interest income for 2008 increased $306,000, or 73.7%, to $721,000 from $415,000 in 2007 primarily due to higher average cash balances.

Income Taxes

Our effective income tax rate decreased to 35.9% in 2008 from 36.6% in 2007 due to an increase in permanent differences resulting from higher tax credits attributable to domestic production activities and nontaxable proceeds associated with life insurance settlements.

Earnings From Continuing Operations

Earnings from continuing operations for 2008 increased to $43.7 million, or $2.47 per diluted share, compared to $24.3 million, or $1.33 per diluted share in 2007 primarily due to the increases in sales and gross profit which more than offset the increase in SG&A expense.

Earnings (Loss) From Discontinued Operations

Earnings from discontinued operations for 2008 were $35,000, which had no effect on diluted earnings per share, compared with a loss of $122,000, or $0.01 per diluted share in 2007. The earnings in 2008 resulted from escrow payments we received that were forfeited by a prospective buyer of our Fredericksburg, Virginia manufacturing facility, which we had closed in 2006 in connection with our exit from the industrial wire business.

Net Earnings

Net earnings for 2008 increased to $43.8 million, or $2.47 per diluted share, compared to $24.2 million, or $1.32 per diluted share in 2007 primarily due to the increases in sales and gross profit which more than offset the increase in SG&A expense.

2007 COMPARED WITH 2006

Net Sales

Net sales decreased 9.6% to $297.8 million in 2007 from $329.5 million in 2006. Shipments for the year decreased 11.4% while average selling prices rose 2.0% from the prior year. The reduction in shipments was driven by a combination of factors including: (1) the continuation of weak demand and inventory reduction measures pursued by customers that have been negatively impacted by the downturn in residential construction activity; (2) our decision to solicit minimal new business from posttension customers in the PC strand market due to low-priced import competition; and (3) less favorable weather conditions in certain of our markets relative to the prior year which reduced the level of construction activity.

Gross Profit

Gross profit decreased 20.9% to $56.1 million, or 18.8% of net sales in 2007 from $70.9 million, or 21.5% of net sales in 2006 primarily due to the reduction in shipments, higher unit manufacturing costs resulting from lower operating levels and higher raw material costs which were partially offset by the increase in average selling prices.

Selling, General and Administrative Expense

Selling, general and administrative expense ("SG&A expense") increased 3.5% to $17.6 million, or 5.9% of net sales in 2007 from $17.0 million, or 5.2% of net sales in 2006 primarily due to higher compensation expense ($989,000) which was partially offset by lower employee benefit costs ($387,000).

Other Expense (Income), Net

Other expense was $4,000 in 2007 compared with income of $446,000 in 2006. The income for 2006 was primarily related to a $247,000 litigation settlement and $128,000 of duties related to the dumping and countervailing duty cases that were filed by a coalition of domestic PC strand producers which included us.

Interest Expense

Interest expense decreased $77,000, or 12%, to $592,000 in 2007 from $669,000 in 2006 primarily due to lower average outstanding balances on the revolving credit facility in 2007 together with lower amortization expense associated with capitalized financing costs.

Income Taxes

Our effective income tax rate was relatively flat for 2007 at 36.6% compared with 36.2% in 2006.

Earnings From Continuing Operations

Earnings from continuing operations for 2007 decreased to $24.3 million, or $1.33 per diluted share, compared to $34.4 million, or $1.86 per diluted share in 2006 primarily due to the lower sales and gross profit.

Earnings (Loss) From Discontinued Operations

The loss from discontinued operations for 2007 was $122,000, or $0.01 per diluted share compared to $1.3 million, or $0.07 per diluted share in 2006. The 2007 loss reflects the closure costs incurred to exit the industrial wire business and close our Fredericksburg, Virginia manufacturing facility. The 2006 loss reflects the operating losses incurred by the industrial wire business together with the closure costs which were partially offset by a $1.3 million pre-tax gain on the sale of certain machinery and equipment associated with the industrial wire business for $6.0 million.

Net Earnings

Net earnings for 2007 decreased to $24.2 million, or $1.32 per diluted share, compared to $33.0 million, or $1.79 per diluted share in 2006 primarily due to the lower sales and gross profit which was partially offset by the reduction in the loss from discontinued operations associated with our exit from the industrial wire business and closure of our Fredericksburg, Virginia manufacturing facility.

LIQUIDITY AND CAPITAL RESOURCES

Selected Financial Data

(Dollars in thousands)	Year Ended September 27, 2008	 September 29, 2007	 September 30, 2006
Net cash provided by operating activities of continuing operations	$ 36,808	$ 17,065	$ 42,650
Net cash used for investing activities of continuing operations	(8,249)	(17,062)	(19,472)
Net cash used for financing activities of continuing operations	(10,710)	(1,842)	(22,008)
Net cash provided (used for) by operating activities of discontinued operations	(59)	(147)	2,185
Net cash provided by investing activities of discontinued operations	—	—	5,963
Working capital	97,566	70,697	56,938
Total long-term debt	—	—	—
Percentage of total capital	—	—	—
Shareholders' equity	$169,847	$143,850	$122,438
Percentage of total capital	100%	100%	100%
Total capital (total long-term debt + shareholders' equity)	$169,847	$143,850	$122,438

CASH FLOW ANALYSIS

Operating activities of continuing operations provided $36.8 million of cash in 2008 compared with $17.1 million in 2007 and $42.7 million in 2006. The year-over-year increase in 2008 was largely due to the $19.4 million increase in earnings from continuing operations. In 2008 and 2007, the net change in receivables, inventory and accounts payable and accrued expenses used $20.2 million and $14.6 million, respectively, of cash while providing $4.3 million in 2006. The cash used by working capital in the current year was due to the $23.8 million increase in inventory and $15.1 million increase in accounts receivable, which were in turn largely driven by the sharp escalation in raw material costs and selling prices. These increases were partially offset by the $18.7 million increase in accounts payable and accrued expenses, which was primarily due to the higher raw material costs. Depreciation and amortization rose $1.6 million, or 27.3% from the prior year as a result of the elevated level of capital expenditures and related asset additions over the previous two years. Cash provided by deferred income taxes decreased $1.5 million to $484,000 in 2008 from $2.0 million in 2007.

Investing activities of continuing operations used $8.2 million of cash in 2008 compared with $17.1 million in 2007 and $19.5 million in 2006. The decrease was primarily due to the $7.5 million reduction in capital expenditures and $1.1 million of proceeds from claims on life insurance policies. Capital expenditures amounted to $9.5 million, $17.0 million and $19.0 million in 2008, 2007 and 2006, respectively, with the current year outlays primarily associated with the upgrading of our Florida PC strand facility in addition to recurring maintenance requirements. During 2007 and 2006, the higher levels of capital expenditures were primarily related to the expansion of our Tennessee PC strand facility, the addition of new ESM production lines at our North Carolina and Texas facilities, and the addition of a new SWWR production line at our Delaware facility. Maintenance-related capital expenditures are expected to total less than $5.0 million in 2009. The actual timing of these expenditures as well as the amounts are subject to change based on future market conditions, our financial performance and additional growth opportunities that may arise. Investing activities from discontinued operations did not provide or use cash in 2008 and 2007 while providing $6.0 million in 2006 from the net proceeds on the sale of certain machinery and equipment associated with our discontinued industrial wire business.

Financing activities of continuing operations used $10.7 million of cash in 2008 compared with $1.8 million in 2007 and $22.0 million in 2006. The year-over-year increase in 2008 was primarily due to the $8.7 million of share repurchases in the current year. Subsequent to the end of the fiscal year, on October 3, 2008, we paid a cash dividend to our shareholders totaling $9.3 million in the aggregate or $0.53 per share, which included a special cash dividend of $8.8 million, or $0.50 per share in addition to our regular quarterly cash dividend of $525,000, or $0.03 per share.

CREDIT FACILITIES

As of September 27, 2008, we had a $100.0 million revolving credit facility in place to supplement our operating cash flow in funding our working capital, capital expenditure and general corporate requirements. No borrowings were outstanding on the credit facility as of September 27, 2008 and September 29, 2007 and outstanding letters of credit totaled $1.2 million and $1.9 million, respectively. As of September 27, 2008, $80.0 million of borrowing capacity was available on the credit facility (see Note 4 to the consolidated financial statements).

Our balance sheet was debt-free as of September 27, 2008 and September 29, 2007. We believe that, in the absence of significant unanticipated cash demands, net cash generated by operating activities and amounts available under our revolving credit facility will be sufficient to satisfy our expected short-term and long-term requirements for working capital, capital expenditures, dividends and share repurchases, if any.

IMPACT OF INFLATION

We are subject to inflationary risks arising from fluctuations in the market prices for our primary raw material, hot-rolled steel wire rod, and, to a much lesser extent, freight, energy and other consumables that are used in our manufacturing processes. We have generally been able to adjust our selling prices to pass through increases in these costs or offset them through various cost reduction and productivity improvement initiatives. However, our ability to raise our selling prices depends on market conditions and competitive dynamics, and there may be periods during which we are unable to fully recover increases in our costs. During 2008, we implemented price increases in response to the unprecedented escalation in wire rod costs, materially increasing our net sales and earnings from continuing operations due to the consumption of lower cost inventory. During 2007 and 2006, inflation did not have a material impact on our net sales or earnings from continuing operations.

OFF-BALANCE SHEET ARRANGEMENTS

We do not have any material transactions, arrangements, obligations (including contingent obligations), or other relationships with unconsolidated entities or other persons, as defined by Item 303(a)(4) of Regulation S-K of the SEC, that have or are reasonably likely to have a material current or future impact on our financial condition, results of operations, liquidity, capital expenditures, capital resources or significant components of revenues or expenses.

CONTRACTUAL OBLIGATIONS

Our contractual obligations and commitments at September 27, 2008 are as follows:

	Payments Due by Period				
(In thousands)	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years
Contractual obligations:					
Operating leases	$ 1,146	$ 587	$ 548	$ 11	$ —
Raw material purchase commitments[1]	89,652	89,652	—	—	—
Supplemental employee retirement plan obligations	19,095	155	398	487	18,055
Pension benefit obligations	8,769	607	1,099	665	6,398
Trade letters of credit	1,154	1,154	—	—	—
Other unconditional purchase obligations[2]	1,115	1,115	—	—	—
Commitment fee on unused portion of credit facility	492	295	197	—	—
FIN No. 48 obligations including interest and penalties	48	48	—	—	—
Total	$121,471	$93,613	$2,242	$1,163	$24,453

(1) Non-cancelable fixed price purchase commitments for raw materials.
(2) Contractual commitments for capital expenditures.

OUTLOOK

Our visibility for business conditions in fiscal 2009 is clouded by the increased uncertainty regarding future global economic conditions, tightening in the credit markets and the anticipated reduction in steel prices. Although we expect nonresidential construction, our primary demand driver, to decline from the levels of recent years, the magnitude of the decrease is highly uncertain at this time. We anticipate residential construction will remain weak, which would continue to adversely affect shipments to customers that have greater exposure to the housing sector.

Prices for our primary raw material, hot-rolled steel wire rod, have begun to soften in recent months following the unprecedented escalation that we experienced during fiscal 2008 as scrap costs for steel producers have plummeted and the availability of competitively priced imports has increased. Purchasers at all levels of the supply chain have scaled back their commitments to minimize inventories in response to the heightened level of uncertainty regarding future demand and speculation that prices could fall further. These pricing pressures could be exacerbated in our PC strand business by the increase in irrationally priced imports from China.

In response to these challenges, we will continue to focus on the operational fundamentals of our business: closely managing and controlling our expenses; aligning our production schedules with demand in a proactive manner as there are changes in market conditions to minimize our cash operating costs; and pursuing further improvements in the productivity and effectiveness of all of our manufacturing, selling and administrative activities. We also expect gradually increasing contributions from the substantial investments we have made in our facilities in recent years to expand and reconfigure our Tennessee and Florida PC strand facilities, and add new ESM production lines in our North Carolina and Texas plants and a new standard welded wire reinforcing line at our Delaware facility. As we ramp up production on the new equipment, we anticipate dual benefits in the form of reduced operating costs and additional capacity to support future growth when market conditions improve (see "Forward-Looking Statements"). In addition to these organic growth and cost reduction initiatives, we are continually evaluating potential acquisitions in our existing businesses that further our penetration in current markets served or expand our geographic reach.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our cash flows and earnings are subject to fluctuations resulting from changes in commodity prices, interest rates and foreign exchange rates. We manage our exposure to these market risks through internally established policies and procedures and, when deemed appropriate, through the use of derivative financial instruments. We do not use financial instruments for trading purposes and we are not a party to any leveraged derivatives. We monitor our underlying market risk exposures on an ongoing basis and believe that we can modify or adapt our hedging strategies as necessary.

Commodity Prices

We are subject to significant fluctuations in the cost and availability of our primary raw material, hot-rolled carbon steel wire rod, which we purchase from both domestic and foreign suppliers. We negotiate quantities and pricing for both domestic and foreign steel wire rod purchases for varying periods (most recently monthly for domestic suppliers), depending upon market conditions, to manage our exposure to price fluctuations and to ensure adequate availability of material consistent with our requirements. We do not use derivative commodity instruments to hedge our exposure to changes in prices as such instruments are not currently available for steel wire rod. Our ability to acquire steel wire rod from foreign sources on favorable terms is impacted by fluctuations in foreign currency exchange rates, foreign taxes, duties, tariffs and other trade actions. Although changes in wire rod costs and our selling prices may be correlated over extended periods of time, depending upon market conditions and competitive dynamics, there may be periods during which we are unable to fully recover increased rod costs through higher selling prices, which would reduce our gross profit and cash flow from operations. Additionally, should wire rod costs decline, our financial results may be negatively impacted if the selling prices for our products decrease to an even greater degree and to the extent that we are consuming higher cost material from inventory. Based on our 2008 shipments and average rod cost reflected in cost of sales, a 10% increase in the price of steel wire rod would have resulted in a $19.7 million decrease in our annual pre-tax earnings (assuming there was not a corresponding change in our selling prices).

Interest Rates

Although we were debt-free as of September 27, 2008, future borrowings under our senior secured credit facility are sensitive to changes in interest rates.

Foreign Exchange Exposure

We have not typically hedged foreign currency exposures related to transactions denominated in currencies other than U.S. dollars and any such transactions have not been material in the past. We will occasionally hedge firm commitments for equipment purchases that are denominated in foreign currencies. The decision to hedge any such transactions is made by us on a case-by-case basis. There were no forward contracts outstanding as of September 27, 2008. During fiscal 2008, a 10% increase or decrease in the value of the U.S. dollar relative to foreign currencies to which we are typically exposed would not have had a material impact on our financial position, results of operations or cash flows.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process to provide reasonable assurance regarding the reliability of our financial reporting for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes: (1) maintaining records that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets; (2) providing reasonable assurance that transactions are recorded as necessary for preparation of financial statements, and that receipts and expenditures are made in accordance with authorizations of management and directors; and (3) providing reasonable assurance that unauthorized acquisition, use or disposition of assets that could have a material effect on financial statements would be prevented or detected on a timely basis. Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control—Integrated Framework*. Based on this assessment, management concluded that our internal control over financial reporting was effective as of September 27, 2008.

Our independent registered public accounting firm has issued an audit report on the effectiveness of our internal control over financial reporting as of September 27, 2008 which is on page 25.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders
Insteel Industries, Inc.:

We have audited the accompanying consolidated balance sheets of Insteel Industries, Inc. and subsidiaries (a North Carolina corporation) as of September 27, 2008 and September 29, 2007, and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended September 27, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Insteel Industries, Inc. and subsidiaries as of September 27, 2008 and September 29, 2007, and the results of their operations and their cash flows for each of the three years in the period ended September 27, 2008 in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the financial statements, the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" at the beginning of fiscal 2008. In addition, as discussed in Note 8, the Company has adopted Financial Accounting Standards Board Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," as of September 29, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Insteel Industries, Inc. and subsidiaries' internal control over financial reporting as of September 27, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated November 3, 2008 expressed an unqualified opinion.

Grant Thornton LLP

Greensboro, North Carolina
November 3, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Shareholders
Insteel Industries, Inc.:

We have audited Insteel Industries, Inc. and subsidiaries' (a North Carolina corporation) internal control over financial reporting as of September 27, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Insteel Industries, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on Insteel Industries, Inc. and subsidiaries' internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Insteel Industries, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of September 27, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Insteel Industries, Inc. and subsidiaries as of September 27, 2008 and September 29, 2007 and the related consolidated statements of operations, shareholders' equity and comprehensive income and cash flows for each of the three years in the period ended September 27, 2008, and our report dated November 3, 2008, expressed an unqualified opinion on those financial statements and contains an explanatory paragraph relating to the adoption of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" at the beginning of fiscal 2008. In addition, as discussed in Note 8, the Company adopted Financial Accounting Standards Board Statement No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" on September 29, 2007.

Grant Thornton LLP

Greensboro, North Carolina
November 3, 2008

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended		
(In thousands, except for per share amounts)	September 27, 2008	September 29, 2007	September 30, 2006
Net sales	$353,862	$297,806	$329,507
Cost of sales	267,107	241,745	258,636
Gross profit	86,755	56,061	70,871
Selling, general and administrative expense	18,623	17,583	16,996
Other expense (income), net	85	4	(446)
Interest expense	594	592	669
Interest income	(721)	(415)	(255)
Earnings from continuing operations before income taxes	68,174	38,297	53,907
Income taxes	24,457	14,013	19,530
Earnings from continuing operations	43,717	24,284	34,377
Earnings (loss) from discontinued operations net of income taxes of $23, ($77) and ($851)	35	(122)	(1,337)
Net earnings	$ 43,752	$ 24,162	$ 33,040
Per share amounts:			
Basic:			
Earnings from continuing operations	$ 2.49	$ 1.34	$ 1.88
Earnings (loss) from discontinued operations	—	(0.01)	(0.08)
Net earnings	$ 2.49	$ 1.33	$ 1.80
Diluted:			
Earnings from continuing operations	$ 2.47	$ 1.33	$ 1.86
Earnings (loss) from discontinued operations	—	(0.01)	(0.07)
Net earnings	$ 2.47	$ 1.32	$ 1.79
Cash dividends declared	$ 0.62	$ 0.12	$ 0.12
Weighted shares outstanding:			
Basic	17,547	18,142	18,307
Diluted	17,712	18,314	18,473

See accompanying notes to consolidated financial statements.

(In thousands, except for per share amounts)	September 27, 2008	September 29, 2007
Assets:		
Current assets:		
Cash and cash equivalents	$ 26,493	$ 8,703
Accounts receivable, net	49,581	34,518
Inventories	71,220	47,401
Prepaid expenses and other	3,122	4,640
Total current assets	150,416	95,262
Property, plant and equipment, net	69,105	67,147
Other assets	5,064	7,485
Non-current assets of discontinued operations	3,635	3,635
Total assets	$228,220	$173,529
Liabilities and shareholders' equity:		
Current liabilities:		
Accounts payable	$ 23,581	$ 16,705
Accrued expenses	29,081	7,613
Current liabilities of discontinued operations	188	247
Total current liabilities	52,850	24,565
Other liabilities	5,306	4,862
Long-term liabilities of discontinued operations	217	252
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, no par value		
Authorized shares: 1,000		
None issued	—	—
Common stock, $1 stated value		
Authorized shares: 20,000		
Issued and outstanding shares: 2008, 17,507; 2007, 18,303	17,507	18,303
Additional paid-in capital	43,202	48,939
Deferred stock compensation	(1,456)	(1,132)
Retained earnings	112,479	79,859
Accumulated other comprehensive loss	(1,885)	(2,119)
Total shareholders' equity	169,847	143,850
Total liabilities and shareholders' equity	$228,220	$173,529

See accompanying notes to consolidated financial statements.

(In thousands)	Year Ended September 27, 2008	September 29, 2007	September 30, 2006
Cash Flows From Operating Activities:			
Net earnings	$ 43,752	$ 24,162	$ 33,040
Loss (earnings) from discontinued operations	(35)	122	1,337
Earnings from continuing operations	43,717	24,284	34,377
Adjustments to reconcile earnings from continuing operations to net cash provided by operating activities of continuing operations:			
Depreciation and amortization	7,271	5,711	4,578
Amortization of capitalized financing costs	498	498	529
Stock-based compensation expense	1,759	1,258	1,173
Excess tax benefits from stock-based compensation	(31)	(122)	(459)
Loss on sale of property, plant and equipment	289	301	82
Deferred income taxes	484	2,003	(1,627)
Gain from life insurance proceeds	(661)	—	—
Increase in cash surrender value of life insurance over premiums paid	—	(277)	(193)
Net changes in assets and liabilities:			
Accounts receivable, net	(15,063)	3,001	1,082
Inventories	(23,819)	(604)	(15,228)
Accounts payable and accrued expenses	18,699	(17,019)	18,456
Other changes	3,665	(1,969)	(120)
Total adjustments	(6,909)	(7,219)	8,273
Net cash provided by operating activities—continuing operations	36,808	17,065	42,650
Net cash provided by (used for) operating activities—discontinued operations	(59)	(147)	2,185
Net cash provided by operating activities	36,749	16,918	44,835
Cash Flows From Investing Activities:			
Capital expenditures	(9,456)	(17,013)	(18,959)
Proceeds from sale of assets held for sale	—	590	—
Proceeds from sale of property, plant and equipment	116	—	52
Proceeds from surrender of life insurance policies	170	—	—
Increase in cash surrender value of life insurance policies	(190)	(639)	(565)
Proceeds from life insurance claims	1,111	—	—
Net cash used for investing activities—continuing operations	(8,249)	(17,062)	(19,472)
Net cash provided by investing activities—discontinued operations	—	—	5,963
Net cash used for investing activities	(8,249)	(17,062)	(13,509)

(continued)

(In thousands)	Year Ended September 27, 2008	September 29, 2007	September 30, 2006
Cash Flows From Financing Activities:			
Proceeds from long-term debt	951	16,999	135,219
Principal payments on long-term debt	(951)	(16,999)	(147,079)
Financing costs	—	—	(307)
Cash received from exercise of stock options	120	162	360
Excess tax benefits from stock-based compensation	31	122	459
Repurchases of common stock	(8,691)	—	(8,529)
Cash dividends paid	(2,141)	(2,176)	(2,222)
Other	(29)	50	91
Net cash used for financing activities—continuing operations	(10,710)	(1,842)	(22,008)
Net cash used for financing activities	(10,710)	(1,842)	(22,008)
Net increase (decrease) in cash and cash equivalents	17,790	(1,986)	9,318
Cash and cash equivalents at beginning of period	8,703	10,689	1,371
Cash and cash equivalents at end of period	$ 26,493	$ 8,703	$ 10,689
Supplemental Disclosures of Cash Flow Information:			
Cash paid during the period for:			
Interest	$ 95	$ 93	$ 202
Income taxes	11,563	16,785	17,489
Non-cash financing activity:			
Purchases of property, plant and equipment in accounts payable	178	937	—
Issuance of restricted stock	1,185	1,215	792
Declaration of cash dividends to be paid	9,279	544	543
Restricted stock surrendered for withholding taxes payable	76	—	—

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)[1]	Total Shareholders' Equity
Balance at October 1, 2005	18,860	$18,861	$45,003	$ (508)	$ 34,772	$(1,092)	$ 97,036
Comprehensive income:							
Net earnings					33,040		33,040
Reduction in pension plan liability[1]						1,092	1,092
Comprehensive income[1]							34,132
Stock options exercised	101	101	259				360
Restricted stock granted	51	50	742	(792)			—
Restricted stock shares from dividend	1	1	7				8
Compensation expense associated with stock-based plans			535	638			1,173
Excess tax benefits from stock-based compensation			459				459
Repurchases of common stock	(800)	(800)			(7,729)		(8,529)
Cash dividends declared					(2,201)		(2,201)
Balance at September 30, 2006	18,213	$18,213	$47,005	$ (662)	$ 57,882	$ —	$122,438
Comprehensive income:							
Net earnings					24,162		24,162
Recognition of additional pension plan liability[1]						(9)	(9)
Adjustment to adopt SFAS No. 158						(2,110)	(2,110)
Comprehensive income[1]							22,043
Stock options exercised	23	23	139				162
Restricted stock granted	67	67	1,148	(1,215)			—
Restricted stock shares from dividend			12				12
Compensation expense associated with stock-based plans			513	745			1,258
Excess tax benefits from stock-based compensation			122				122
Cash dividends declared					(2,185)		(2,185)
Balance at September 29, 2007	18,303	$18,303	$48,939	$(1,132)	$ 79,859	$(2,119)	$143,850
Comprehensive income:							
Net earnings					43,752		43,752
Adjustment to defined benefit plan liability[1]						234	234
Comprehensive income[1]							43,986
Stock options exercised	24	24	96				120
Restricted stock granted	93	93	1,092	(1,185)			—
Compensation expense associated with stock-based plans			898	861			1,759
Adjustment to adopt FIN No. 48					(256)		(256)
Excess tax benefits from stock-based compensation			31				31
Repurchases of common stock	(906)	(906)	(7,785)				(8,691)
Restricted stock surrendered for withholding taxes payable	(7)	(7)	(69)				(76)
Cash dividends declared					(10,876)		(10,876)
Balance at September 27, 2008	17,507	$17,507	$43,202	$(1,456)	$112,479	$(1,885)	$169,847

(1) Activity within accumulated other comprehensive income (loss) is reported net of related income taxes: 2006—($702), 2007—$1,299, 2008—($143)

See accompanying notes to consolidated financial statements.

(1) DESCRIPTION OF BUSINESS

Insteel Industries, Inc. ("Insteel" or "the Company") is one of the nation's largest manufacturers of steel wire reinforcing products for concrete construction applications. Insteel is the parent holding company for two wholly-owned subsidiaries, Insteel Wire Products Company ("IWP") and Intercontinental Metals Corporation. The Company manufactures and markets PC strand and welded wire reinforcement products, including concrete pipe reinforcement, engineered structural mesh and standard welded wire reinforcement. The Company's products are primarily sold to manufacturers of concrete products and to a lesser extent to distributors and rebar fabricators that are located nationwide as well as in Canada, Mexico, and Central and South America.

In 2006, the Company exited the industrial wire business in order to narrow its strategic and operational focus to concrete reinforcing products (see Note 7 to the consolidated financial statements). The results of operations for the industrial wire business have been reported as discontinued operations for all periods presented.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Fiscal year. The Company's fiscal year is the 52 or 53 weeks ending on the Saturday closest to September 30. Fiscal years 2008, 2007 and 2006 were 52-week fiscal years. All references to years relate to fiscal years rather than calendar years.

Principles of consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Use of estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. There is no assurance that actual results will not differ from these estimates.

Cash equivalents. The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Concentration of credit risk. Financial instruments that subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company is exposed to credit risk in the event of default by these institutions and customers to the extent of the amount recorded on the balance sheet. The Company invests excess cash primarily in money market funds, which are highly liquid securities.

The majority of the Company's accounts receivable are due from customers that are located in the United States and the Company generally requires no collateral depending upon the creditworthiness of the account. The Company utilizes credit insurance on certain account's receivable due from customers located outside of the United States. The Company provides an allowance for doubtful accounts based upon its assessment of the credit risk of specific customers, historical trends and other information. The Company writes off accounts receivable when they become uncollectible and payments subsequently received are credited to the allowance for doubtful accounts. There is no disproportionate concentration of credit risk.

Stock-based compensation. The Company accounts for stock-based compensation in accordance with the fair value recognition provisions of Statement of Financial Accounting Standard ("SFAS") No. 123R, "Share-Based Payment," which requires stock-based compensation expense to be recognized in net earnings based on the fair value of the award on the date of the grant. The Company determines the fair value of stock options issued by using a Monte Carlo valuation model at the grant date. The Monte Carlo valuation model considers a range of assumptions including the expected term, volatility, dividend yield and risk-free interest rate. Excess tax benefits generated from option exercises during 2008, 2007 and 2006 were $31,000, $122,000 and $459,000, respectively.

Revenue recognition. The Company recognizes revenue from product sales in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition" when the products are shipped and risk of loss and title has passed to the customer. Sales taxes collected from customers are recorded on a net basis and as such, are excluded from revenue.

Shipping and handling costs. The Company includes all of the outbound freight, shipping and handling costs associated with the shipment of products to customers in cost of sales. Any amounts paid by customers to the Company for shipping and handling are recorded in net sales on the consolidated statement of operations.

Inventories. Inventories are valued at the lower of weighted average cost (which approximates computation on a first-in, first-out basis) or market (net realizable value or replacement cost).

Property, plant and equipment. Property, plant and equipment are recorded at cost or otherwise at reduced values to the extent there have been asset impairment write-downs. Expenditures for maintenance and repairs are charged directly to expense when incurred, while major improvements are capitalized. Depreciation is computed for financial reporting purposes principally by use of the straight-line method over the following estimated useful lives: machinery and equipment, 3–15 years; buildings, 10–30 years; land improvements, 5–15 years. Depreciation expense was approximately $7.3 million in 2008, $5.7 million in 2007 and $4.6 million in 2006. Capitalized software is amortized over the shorter of the estimated useful life or 5 years. No interest costs were capitalized in 2008, 2007 or 2006.

Other assets. Other assets consist principally of non-current deferred tax assets, capitalized financing costs, the cash surrender value of life insurance policies and assets held for sale. Capitalized financing costs are amortized using the straight-line method, which approximates the effective interest method over the life of the related credit agreement.

Long-lived assets. Long-lived assets include property, plant and equipment and identifiable intangible assets with definite useful lives. The Company assesses the impairment of long-lived assets whenever events or changes in circumstance indicate that the carrying value may not be fully recoverable. When the Company determines that the carrying value of such assets may not be recoverable, it measures recoverability based on the undiscounted cash flows expected to be generated by the related asset or asset group. If it is determined that an impairment loss has occurred, the loss is recognized during the period incurred and is calculated as the difference between the carrying value and the present value of estimated future net cash flows or comparable market values. There were no impairment losses in 2008, 2007, or 2006.

Fair value of financial instruments. The carrying amounts for cash and cash equivalents, accounts receivable, and accounts payable and accrued expenses approximate fair value because of their short maturities.

Income taxes. Income taxes are based on pretax financial accounting income. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts. The Company assesses the need to establish a valuation allowance against its deferred tax assets to the extent the Company no longer believes it is more likely than not that the tax assets will be fully utilized. The Company adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN No. 48") effective September 30, 2007, the beginning of fiscal year 2008. The cumulative effect of adopting FIN No. 48 resulted in a $256,000 increase in tax reserves and a corresponding decrease in the Company's retained earnings balance as of September 30, 2007.

Earnings per share. Basic earnings per share ("EPS") are computed by dividing net earnings by the weighted average number of common shares outstanding during the period. Diluted EPS are computed by dividing net earnings by the weighted average number of common shares and other dilutive equity securities outstanding during the period. Securities that have the effect of increasing EPS are considered to be antidilutive and are not included in the computation of diluted EPS.

Recent accounting pronouncements. In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS No. 157 is effective for the Company beginning in fiscal 2009. The Company does not expect the adoption of SFAS No. 157 to have a material effect on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose all of the information required to evaluate and understand the nature and financial effect of the business combination. This statement is effective for acquisition dates on or after the beginning of the first annual reporting period beginning after December 15, 2008 and is not expected to have a material effect on the Company's consolidated financial statements to the extent that it does not enter into business combinations subsequent to adoption.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements." SFAS No. 160 amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to establish accounting and reporting standards for non-controlling interests in subsidiaries and for the deconsolidation of subsidiaries. This statement clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for fiscal years beginning after December 15, 2008 and is not expected to have a material effect on the Company's consolidated financial statements to the extent that it does not obtain any minority interests in subsidiaries subsequent to adoption.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities." SFAS No. 161 requires enhanced disclosures on an entity's derivative and hedging activities. SFAS No. 161 will become effective for the Company beginning in fiscal 2009 and is not expected to have any impact on its disclosures to the extent that it does not initiate any such activities subsequent to adoption.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. This statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles." The Company does not expect the adoption of SFAS No. 162 to have a material effect on its consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position ("FSP") No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transaction Are Participating Securities." FSP No. EITF 03-6-1 requires that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. This statement is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those years, and requires that all prior period earnings per share data presented (including interim financial statements, summaries of earnings and selected financial data) be adjusted retrospectively to conform with its provisions. The Company is currently evaluating the impact, if any, that the adoption of FSP EITF 03-6-1 will have on its consolidated financial statements.

(3) STOCK SPLIT

On May 16, 2006, the Board of Directors approved a two-for-one split of the Company's common stock payable in the form of a stock dividend. The stock split entitled each shareholder of record on June 2, 2006 to receive one share of common stock for each outstanding share of common stock held on that date and was distributed on June 16, 2006. Unless otherwise indicated, the capital stock accounts and all share and earnings per share amounts in this report give effect to the stock split, applied retroactively, to all periods presented.

(4) CREDIT FACILITIES

As of September 27, 2008, the Company had a $100.0 million revolving credit facility in place to supplement its operating cash flow in funding its working capital, capital expenditures and general corporate requirements. No borrowings were outstanding on the credit facility as of September 27, 2008 and September 29, 2007 and outstanding letters of credit totaled $1.2 million and $1.9 million, respectively. As of September 27, 2008, $80.0 million of borrowing capacity was available on the credit facility.

Advances under the credit facility are limited to the lesser of the revolving credit commitment or a borrowing base amount that is calculated based upon a percentage of eligible receivables and inventories plus, upon the Company's request and subject to certain conditions, a percentage of eligible equipment and real estate. Interest rates on the revolver are based upon (1) a base rate that is established at the higher of the prime rate or 0.50% plus the federal funds rate, or (2) at the election of the Company, a LIBOR rate, plus in either case, an applicable interest rate margin.

The applicable interest rate margins are adjusted on a quarterly basis based upon the amount of excess availability on the revolver within the range of 0.00%–0.50% for the base rate and 1.25%–2.00% for the LIBOR rate. In addition, the applicable interest rate margins would be adjusted to the highest percentage indicated for each range upon the occurrence of certain events of default provided for under the credit facility. Based on the Company's excess availability as of September 27, 2008, the applicable interest rate margins were 0.00% for the base rate and 1.25% for the LIBOR rate on the revolver.

The Company's ability to borrow available amounts under the revolving credit facility will be restricted or eliminated in the event of certain covenant breaches, events of default or if the Company is unable to make certain representations and warranties.

Financial Covenants

The terms of the credit facility require the Company to maintain a Fixed Charge Coverage Ratio (as defined in the Credit Agreement) of not less than: (1) 1.10 at the end of each fiscal quarter for the twelve-month period then ended when the amount of excess availability on the revolving credit facility is less than $10.0 million and the applicable borrowing base only includes eligible receivables and inventories; or (2) 1.15 at the end of each fiscal quarter for the twelve-month period then ended when the amount of excess availability on the revolving credit facility is less than $10.0 million and the applicable borrowing base includes eligible receivables, inventories, equipment and real estate. As of September 27, 2008, the Company was in compliance with all of the financial covenants under the credit facility.

Negative Covenants

In addition, the terms of the credit facility restrict the Company's ability to, among other things: engage in certain business combinations or divestitures; make investments in or loans to third parties, unless certain conditions are met with respect to such investments or loans; pay cash dividends or repurchase shares of the Company's stock subject to certain minimum borrowing availability requirements; incur or assume indebtedness; issue securities; enter into certain transactions with affiliates of the Company; or permit liens to encumber the Company's property and assets. As of September 27, 2008, the Company was in compliance with all of the negative covenants under the credit facility.

Events of Default

Under the terms of the credit facility, an event of default will occur with respect to the Company upon the occurrence of, among other things: a default or breach by the Company or any of its subsidiaries under any agreement resulting in the acceleration of amounts due in excess of $500,000 under such agreement; certain payment defaults by the Company or any of its subsidiaries in excess of $500,000; certain events of bankruptcy or insolvency with respect to the Company; an entry of judgment against the Company or any of its subsidiaries for greater than $500,000, which amount is not covered by insurance; or a change of control of the Company.

Amortization of capitalized financing costs associated with the senior secured facility was $498,000 in 2008 and 2007, respectively, and $529,000 in 2006. Accumulated amortization of capitalized financing costs was $3.1 million and $2.6 million as of September 27, 2008 and September 29, 2007, respectively. The Company expects the amortization of capitalized financing costs to approximate the following amounts for the next five fiscal years:

Fiscal year	In thousands
2009	$508
2010	336
2011	—
2012	—
2013	—

(5) STOCK-BASED COMPENSATION

Under the Company's equity incentive plans, employees and directors may be granted stock options, restricted stock, restricted stock units and performance awards. As of September 27, 2008 there were 1,035,000 shares available for future grants under the plans.

Stock option awards. Under the Company's equity incentive plans, employees and directors may be granted options to purchase shares of common stock at the fair market value on the date of the grant. Options granted under these plans generally vest over three years and expire ten years from the date of the grant. Compensation expense associated with stock options during 2008, 2007 and 2006, respectively, was as follows:

	Year Ended		
(In thousands)	September 27, 2008	September 29, 2007	September 30, 2006
Stock options:			
Compensation expense	$898	$513	$535

The remaining unrecognized compensation cost related to unvested options at September 27, 2008 was $974,000 which is expected to be recognized over a weighted average period of 1.35 years.

The fair value of each option award granted is estimated on the date of grant using a Monte Carlo valuation model. The weighted-average estimated fair values of stock options granted during 2008, 2007, and 2006 were $6.00, $8.69 and $8.82 per share, respectively, based on the following weighted-average assumptions:

	Year Ended		
	September 27, 2008	September 29, 2007	September 30, 2006
Expected term (in years)	4.03	3.16	3.20
Risk-free interest rate	2.65%	4.70%	4.82%
Expected volatility	66.62%	65.84%	74.72%
Expected dividend yield	1.01%	0.65%	0.70%

The assumptions utilized in the Monte Carlo valuation model are evaluated and revised, as necessary, to reflect market conditions and actual historical experience. The risk-free interest rate for periods within the contractual life of the option was based on the U.S. Treasury yield curve in effect at the time of the grant. The dividend yield was calculated based on the Company's annual dividend as of the option grant date. The expected volatility was derived using a term structure based on historical volatility and the volatility implied by exchange-traded options on the Company's stock. The expected term for options was based on the results of a Monte Carlo simulation model, using the model's estimated fair value as an input to the Black-Scholes-Merton model, and then solving for the expected term.

The following table summarizes stock option activity during 2006, 2007 and 2008:

(Share amounts in thousands)	Options Outstanding	Exercise Price Per Share: Range	Exercise Price Per Share: Weighted Average	Contractual Term—Weighted Average	Aggregate Intrinsic Value (in thousands)
Outstanding at October 1, 2005	328	$ 0.18 – $ 9.12	$ 4.48		
Granted	55	15.64 – 20.26	17.54		
Exercised	(101)	0.18 – 9.12	3.56		$1,396
Outstanding at September 30, 2006	282	0.18 – 20.26	7.37		
Granted	79	17.11 – 20.27	18.54		
Exercised	(23)	4.56 – 15.64	7.12		228
Forfeited	(2)	20.26 – 20.26	20.26		
Outstanding at September 29, 2007	336	0.18 – 20.27	9.95		
Granted	219	11.15 – 16.69	12.37		
Exercised	(24)	3.19 – 9.12	4.96		148
Outstanding at September 27, 2008	531	0.18 – 20.27	11.17	7.31 years	2,174
Vested and anticipated to vest in future at September 27, 2008	522		11.13	7.28 years	2,160
Exercisable at September 27, 2008	247		8.24	5.09 years	1,684

Restricted stock awards. Under the Company's equity incentive plans, employees and directors may be granted restricted stock awards which are valued based upon the fair market value on the date of the grant. Restricted stock granted under these plans generally vests one to three years from the date of the grant. Restricted stock grants and amortization expense for restricted stock during 2008, 2007 and 2006, respectively, are as follows:

	Years Ended		
(In thousands)	September 27, 2008	September 29, 2007	September 30, 2006
Restricted stock grants:			
Shares	93	67	51
Market value	$1,185	$1,215	$792
Amortization expense	861	745	638

The remaining unrecognized compensation cost related to unvested awards at September 27, 2008 was $1.5 million which is expected to be recognized over a weighted average period of 1.67 years.

For the year ended September 27, 2008, 44,533 shares of employee restricted stock awards vested with a fair value of $489,000. Upon vesting, employees have the option of remitting payment for the minimum tax obligation to the Company or net-share settling such that the Company will withhold shares with a value equivalent to the employees' minimum tax obligation. A total of 6,870 shares were withheld during 2008 to satisfy employees' minimum tax obligations. No shares vested during 2007 and 2006.

The following table summarizes restricted stock activity during 2006, 2007 and 2008:

(Share amounts in thousands)	Restricted Stock Awards Outstanding	Weighted Average Grant Date Fair Value
Balance, October 1, 2005	82	$ 8.98
Granted	51	15.64
Released	(30)	8.72
Balance, September 30, 2006	103	12.27
Granted	67	18.18
Released	(28)	12.51
Balance, September 29, 2007	142	15.00
Granted	93	12.77
Released	(70)	11.68
Balance, September 27, 2008	165	15.16

(6) INCOME TAXES

The components of the provision for income taxes on continuing operations are as follows:

	Year Ended		
(Dollars in thousands)	September 27, 2008	September 29, 2007	September 30, 2006
Provision for income taxes:			
Current:			
Federal	$21,720	$10,801	$18,603
State	2,253	1,209	2,554
	23,973	12,010	21,157
Deferred:			
Federal	440	1,821	(1,437)
State	44	182	(190)
	484	2,003	(1,627)
Income taxes	$24,457	$14,013	$19,530
Effective income tax rate	35.9%	36.6%	36.2%

The reconciliation between income taxes computed at the federal statutory rate and the provision for income taxes on continuing operations is as follows:

	Year Ended					
(Dollars in thousands)	September 27, 2008		September 29, 2007		September 30, 2006	
Provision for income taxes at federal statutory rate	$23,861	35.0%	$13,403	35.0%	$18,867	35.0%
State income taxes, net of federal tax benefit	1,886	2.8	904	2.4	1,381	2.6
Qualified production activities deduction	(1,322)	(1.9)	(374)	(1.0)	(490)	(0.9)
Stock option expense benefit	240	0.3	126	0.3	151	0.3
Valuation allowance	—	—	—	—	(37)	(0.1)
Revisions to estimates based on filing of final tax return	293	0.4	(32)	(0.1)	(21)	(0.1)
Other, net	(501)	(0.7)	(14)	(0.0)	(321)	(0.6)
Provision for income taxes	$24,457	35.9%	$14,013	36.6%	$19,530	36.2%

The components of deferred tax assets and liabilities are as follows:

(In thousands)	September 27, 2008	September 29, 2007
Deferred tax assets:		
Accrued expenses or asset reserves for financial statements, not yet deductible for tax purposes	$ 3,524	$ 2,492
State net operating loss carryforwards	602	601
Goodwill, amortizable for tax purposes	2,004	2,346
Defined benefit plans	1,156	1,299
Nonqualified stock options not deductible in current year	328	239
Valuation allowance	(602)	(601)
Gross deferred tax assets	7,012	6,376
Deferred tax liabilities:		
Plant and equipment principally due to differences in depreciation and impairment charges	(4,489)	(3,001)
Other reserves	(445)	(671)
Gross deferred tax liabilities	(4,934)	(3,672)
Net deferred tax asset	$ 2,078	$ 2,704

The Company has recorded the following amounts for deferred taxes on its consolidated balance sheet as of September 27, 2008: a current deferred tax asset (net of valuation allowance) of $2.5 million in prepaid expenses and other, and a non-current deferred tax liability (net of valuation allowance) of $435,000 in other liabilities. As of September 29, 2007, the Company recorded a current deferred tax asset of $1.2 million in prepaid expenses and other and a $1.5 million non-current deferred tax asset in other assets. The Company has $9.7 million of gross state operating loss carryforwards that begin to expire in 2013, but principally expire in 2018–2024.

The realization of the Company's deferred tax assets is entirely dependent upon the Company's ability to generate future taxable income in applicable jurisdictions. GAAP requires that the Company periodically assess the need to establish a valuation allowance against its deferred tax assets to the extent the Company no longer believes it is more likely than not that they will be fully utilized. As of September 27, 2008, the Company had recorded a valuation allowance of $602,000 pertaining to various state NOLs that were not anticipated to be utilized. The valuation allowance established by the Company is subject to periodic review and adjustment based on changes in facts and circumstances and would be reduced should the Company utilize the state net operating loss carryforwards against which an allowance had been provided or determine that such utilization is more likely than not.

The Company adopted FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN No. 48") effective September 30, 2007, the beginning of its fiscal year. The cumulative effect of adopting FIN No. 48 resulted in a $256,000 increase in tax reserves and a corresponding decrease in the Company's retained earnings balance as of September 30, 2007.

Upon adoption of FIN No. 48, the Company had $561,000 of gross unrecognized tax benefits, of which $394,000 would, if recognized, reduce its income tax rate in future periods. As of September 27, 2008, the Company had approximately $48,000 of gross unrecognized tax benefits classified as other liabilities on its consolidated balance sheet, of which $46,000, if recognized, would reduce its income tax rate in future periods. The reduction in gross unrecognized tax benefits is due to the resolution of outstanding state tax issues and the Company anticipates the remaining unrecognized tax benefit will be resolved in fiscal 2009.

A reconciliation of the beginning and ending balance of total unrecognized tax benefits for 2008 is as follows:

(In thousands)	
Balance at September 30, 2007	$ 561
Increase in tax positions of prior years	48
Reductions for tax positions of prior years	(426)
Settlements	(135)
Balance at September 27, 2008	**$ 48**

The Company has elected to classify interest and penalties, which are required to be accrued under FIN No. 48, as part of income tax expense. Upon the adoption of FIN No. 48, the Company recorded accrued interest and penalties of $168,000 related to unrecognized tax benefits. As of September 27, 2008, the Company has accrued interest and penalties related to unrecognized tax benefits of $15,000. For the year ended September 27, 2008 the Company recorded $17,000 of expense related to interest and penalties.

The Company files U.S. federal income tax returns as well as state and local income tax returns in various jurisdictions. Federal and various state tax returns filed by the Company subsequent to tax year 2003 remain subject to examination together with certain state tax returns filed by the Company subsequent to tax year 2002.

(7) DISCONTINUED OPERATIONS

In April 2006, the Company decided to exit the industrial wire business with the closure of its Fredericksburg, Virginia facility which manufactured tire bead wire and other industrial wire for commercial and industrial applications. The Company's decision was based on the weakening in the business outlook for the facility and the expected continuation of difficult market conditions and reduced operating levels. Manufacturing activities at the Virginia facility ceased in June 2006 and the Company is currently in the process of liquidating the remaining assets of the business.

The Company has determined that the exit from the industrial wire business meets the criteria of a discontinued operation in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Accordingly, the results of operations and related non-recurring closure costs associated with the industrial wire business have been reported as discontinued operations for all periods presented. Additionally, the assets and liabilities of the discontinued operations have been segregated in the accompanying consolidated balance sheets.

The following table summarizes the results of discontinued operations for 2006, 2007 and 2008:

	Year Ended		
(In thousands)	September 27, 2008	September 29, 2007	September 30, 2006
Net sales	$—	$ —	$22,544
Earnings (loss) before income taxes	58	(199)	(2,188)
Income taxes	(23)	77	851
Net earnings (loss)	35	(122)	(1,337)

Included within results from discontinued operations is an allocation of interest expense which was calculated based on the net assets of the industrial wire business relative to the consolidated net assets of the Company. Interest expense allocated to discontinued operations was $64,000 for the year ended September 30, 2006.

The net loss from discontinued operations for the year ended September 30, 2006 includes a pre-tax gain of $1.3 million on the sale of certain machinery and equipment associated with the industrial wire business.

Assets and liabilities of discontinued operations as of September 27, 2008 and September 29, 2007 are as follows:

(In thousands)	September 27, 2008	September 29, 2007
Assets:		
Other assets	$3,635	$3,635
Total assets	$3,635	$3,635
Liabilities:		
Current liabilities:		
Accounts payable	$ 1	$ 4
Accrued expenses	187	243
Total current liabilities	188	247
Other liabilities	217	252
Total liabilities	$ 405	$ 499

As of September 27, 2008 there was approximately $251,000 of accrued expenses and other liabilities related to ongoing lease obligations and closure-related liabilities incurred as a result of the Company's exit from the industrial wire business.

(8) EMPLOYEE BENEFIT PLANS

On September 29, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158, "Employers Accounting for Defined Benefit Pension and Other Postretirement Plans." SFAS No. 158 requires that an employer recognize the overfunded or underfunded status of a defined benefit postretirement plan on its balance sheet and changes in the funded status through other comprehensive income in the year in which the changes occur. SFAS No. 158 also requires the measurement of defined benefit plan assets and obligations as of the date of the employer's fiscal year-end balance sheet, which is effective for the Company beginning in fiscal 2009. As a result of adopting SFAS No. 158, the Company recorded a $2.1 million reduction in shareholders' equity, net of tax, as of September 29, 2007.

Retirement plans. The Company has one defined benefit pension plan, the Insteel Wire Products Company Retirement Income Plan for Hourly Employees, Wilmington, Delaware ("the Delaware Plan"). The Delaware Plan provides benefits for eligible employees based primarily upon years of service and compensation levels. The Company's funding policy is to contribute amounts at least equal to those required by law. The Company did not make any contributions to the Delaware Plan in 2008 and it does not expect to make any contributions in 2009. In connection with the collective bargaining agreement that was reached between the Company and the labor union at the Delaware facility in 2008, the Delaware Plan will be frozen effective September 30, 2008 whereby participants will no longer earn additional benefits.

The reconciliation of the projected benefit obligation, plan assets, funded status of the plan and amounts recognized in the Company's consolidated balance sheets at September 27, 2008, September 29, 2007 and September 30, 2006 is as follows:

	Year Ended		
(In thousands)	September 27, 2008	September 29, 2007	September 30, 2006
Change in benefit obligation:			
Benefit obligation at beginning of year	$4,435	$4,527	$4,702
Service cost	65	78	82
Interest cost	257	269	253
Actuarial loss (gain)	(171)	203	(306)
Distributions	(209)	(642)	(204)
Benefit obligation at end of year	$4,377	$4,435	$4,527
Change in plan assets:			
Fair value of plan assets at beginning of year	$4,421	$4,527	$3,334
Actual return on plan assets	(448)	536	79
Employer contributions	—	—	1,318
Distributions	(209)	(642)	(204)
Fair value of plan assets at end of year	$3,764	$4,421	$4,527
Reconciliation of funded status to net amount recognized:			
Funded status	$ (613)	$ (14)	$ —
Unrecognized net loss	—	—	1,476
Unrecognized prior service cost	—	—	2
Net amount recognized	$ (613)	$ (14)	$1,478
Amounts recognized in the consolidated balance sheet:			
Current prepaid pension asset	$ —	$ —	$ 236
Non-current prepaid pension asset	—	—	1,242
Accrued benefit liability	(613)	(14)	—
Accumulated other comprehensive loss (net of tax)	1,091	827	—
Net amount recognized	$ 478	$ 813	$1,478
Amounts recognized in accumulated other comprehensive income:			
Unrecognized net loss	$1,759	$1,333	
Unrecognized prior service cost	—	1	
Net amount recognized	$1,759	$1,334	
Other changes in plan assets and benefit obligations recognized in other comprehensive income:			
Net loss (gain)	$ 426	$ (143)	
Amortization of prior service cost	(1)	(1)	
Total recognized in other comprehensive income	$ 425	$ (144)	

Net periodic pension cost includes the following components:

	Year Ended		
(In thousands)	September 27, 2008	September 29, 2007	September 30, 2006
Service cost	$ 65	$ 78	$ 82
Interest cost	257	269	253
Expected return on plan assets	(325)	(324)	(243)
Amortization of prior service cost	1	1	1
Recognized net actuarial loss	67	134	143
Net periodic pension cost	$ 65	$ 158	$ 236

The Company incurred a settlement loss of $109,000 during the year ended September 27, 2008 for lump-sum distributions to plan participants.

The estimated net loss that will be amortized from accumulated other comprehensive income into net periodic pension cost over the next fiscal year is $140,000.

The assumptions used in the valuation of the plan are as follows:

	September 27, 2008	September 29, 2007	September 30, 2006
Assumptions at year-end:			
Discount rate	7.00%	6.50%	6.25%
Rate of increase in compensation levels	N/A	N/A	N/A
Expected long-term rate of return on assets	8.00%	8.00%	8.00%

The projected benefit payments under the plan are as follows:

Fiscal year(s)	In thousands
2009	$ 607
2010	605
2011	494
2012	383
2013	282
2014–2018	1,472

The Delaware Plan has a long-term target asset mix of 65% equities and 35% fixed income. The ranges for the long-term allocation are: equities 60% to 80%, fixed income 20% to 40% and cash reserves 0 to 10%. The investment strategy for equities emphasizes U.S. large cap equities with the portfolio's performance measured against the S&P 500 index or other applicable indices. The investment strategy for fixed income investments is focused on maintaining an overall portfolio with a minimum credit rating of A-1 as well as a minimum rating of any security at the time of purchase of Baa/BBB by Moody's or Standard & Poor's, if rated. The total fund has an expected return of 8.0% based on the overall policy allocation and historical market returns, compared to the expected long-term rate of return of 8.0% used to develop the plan's net periodic pension cost.

Supplemental employee retirement plan. The Company has Retirement Security Agreements (each, a "SERP") with certain of its employees (each, a "Participant"). Under the SERP, if the Participant remains in continuous service with the Company for a period of at least 30 years, the Company will pay to the Participant a supplemental retirement benefit for the 15-year period following the Participant's retirement equal to 50% of the Participant's highest average annual base salary for five consecutive years in the 10-year period preceding the Participant's retirement. If the Participant retires prior to the later of age 65 or the completion of 30 years of continuous service with the Company, but has completed at least 10 years of continuous service with the Company, the amount of the supplemental retirement benefit will be reduced by 1/360th for each month short of 30 years that the Participant was employed by the Company. In 2005, the Company amended the SERP to add Participants and increase benefits to certain Participants already included in the plan.

The reconciliation of the projected benefit obligation, plan assets, funded status of the plan and amounts recognized in the Company's consolidated balance sheets for the SERP at September 27, 2008, September 29, 2007 and September 30, 2006 is as follows:

	Year Ended		
(In thousands)	September 27, 2008	September 29, 2007	(Revised) September 30, 2006
Change in benefit obligation:			
Benefit obligation at beginning of year	$ 4,192	$ 3,868	$ 3,574
Service cost	155	163	106
Interest cost	266	230	207
Actuarial loss (gain)	(352)	11	61
Distributions	(140)	(80)	(80)
Benefit obligation at end of year	$ 4,121	$ 4,192	$ 3,868
Change in plan assets:			
Actual employer contributions	$ 140	$ 80	$80
Actual distributions	(140)	(80)	(80)
Plan assets at fair value at end of year	$ —	$ —	$ —
Reconciliation of funded status to net amount recognized:			
Funded status	$(4,121)	$(4,192)	$(3,868)
Unrecognized net loss	—	—	510
Unrecognized prior service cost	—	—	1,588
Net amount recognized	$(4,121)	$(4,192)	$(1,770)
Amounts recognized in accumulated other comprehensive loss:			
Unrecognized net loss	$ 147	$ —	
Unrecognized prior service cost	1,135	2,083	
Net amount recognized	$ 1,282	$ 2,083	
Other changes in plan assets and benefit obligations recognized in other comprehensive loss:			
Net loss (gain)	$ (363)	$ 1	
Prior service costs	(438)	(227)	
Total recognized on other comprehensive loss	$ (801)	$ (226)	

Net periodic pension cost includes the following components:

	Year Ended		
(In thousands)	September 27, 2008	September 29, 2007	September 30, 2006
Service cost	$154	$163	$106
Interest cost	266	230	207
Prior service cost	227	227	227
Recognized net actuarial loss	12	10	2
Net periodic pension cost	$659	$630	$542

The estimated prior service costs that will be amortized from accumulated other comprehensive income into net periodic pension cost over the next fiscal year is $227,000.

The assumptions used in the valuation of the SERP are as follows:

	Measurement Date		
	September 27, 2008	September 29, 2007	December 1, 2005
Assumptions at year-end:			
Discount rate	7.00%	6.25%	5.60%
Rate of increase in compensation levels	3.00%	3.00%	3.00%

The projected benefit payments under the SERP are as follows:

Fiscal year(s)	In thousands
2009	$ 155
2010	155
2011	244
2012	244
2013	244
2014–2018	1,300

As noted above, the SERP was amended in 2005 to add Participants and increase benefits to certain Participants already covered under the plan. However, for certain Participants the Company still maintains the benefits of the SERP that were in effect prior to the 2005 amendment, which entitles them to fixed cash benefits upon retirement at age 65, payable annually for 15 years. This plan is supported by life insurance polices on the Participants purchased and owned by the Company. The cash benefits paid under this plan were $74,000 in 2008, 2007 and 2006, respectively. The plan expense was $12,000 in 2008, $11,000 in 2007 and $10,000 in 2006.

Retirement savings plan. In 1996, the Company adopted the Retirement Savings Plan of Insteel Industries, Inc. ("the Plan") to provide retirement benefits and stock ownership for its employees. The Plan is an amendment and restatement of the Company's Employee Stock Ownership Plan ("ESOP"). As allowed under Sections 401(a) and 401(k) of the Internal Revenue Code, the Plan provides for tax-deferred salary deductions for eligible employees.

Employees may contribute up to 15% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Code. The Plan allows for discretionary contributions to be made by the Company as determined by the Board of Directors. Such contributions to the Plan are allocated among eligible participants based on their compensation relative to the total compensation of all participants. In 2008 and 2007, the Company matched employee contributions up to 50% of the first 7% of eligible compensation that was contributed by employees. In 2006, the Company matched employee contributions up to 50% of the first 5% of eligible compensation that was contributed by employees. Beginning in 2009, employees may contribute up to 75% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Code. The Company will match employee contributions dollar for dollar on the first 1% and 50% on the next 5% of eligible compensation. Company contributions to the Plan were $407,000 in 2008, $402,000 in 2007 and $351,000 in 2006.

Voluntary Employee Beneficiary Associations ("VEBA"). The Company has a VEBA under which both employees and the Company may make contributions to pay for medical costs. Company contributions to the VEBA were $1.7 million in 2008, $2.4 million in 2007 and $3.1 million in 2006. The Company is primarily self-insured for employee's healthcare costs, carrying stop-loss insurance coverage for individual claims in excess of $150,000. The Company's self-insurance liabilities are based on the total estimated costs of claims filed and claims incurred but not reported, less amounts paid against such claims. Management reviews current and historical claims data in developing its estimates.

(9) COMMITMENTS AND CONTINGENCIES

Leases and purchase commitments. The Company leases a portion of its equipment under operating leases that expire at various dates through 2010. Under most lease agreements, the Company pays insurance, taxes and maintenance. Rental expense for operating leases was $977,000 in 2008, $920,000 in 2007 and $836,000 in 2006. Minimum rental commitments under all non-cancelable leases with an initial term in excess of one year are payable as follows: 2009, $587,000; 2010, $365,000; 2011, $183,000; 2012, $11,000; 2013 and beyond, $0.

As of September 27, 2008, the Company had $89.7 million in non-cancelable fixed price purchase commitments for raw material extending as long as approximately 120 days. In addition, the Company has contractual commitments for the purchase of certain equipment. Portions of such contracts not completed at year-end are not reflected in the consolidated financial statements and amounted to $1.1 million as of September 27, 2008.

Legal proceedings. On November 19, 2007, Dywidag Systems International, Inc. ("DSI") filed a third-party lawsuit in the Ohio Court of Claims alleging that certain epoxy-coated strand sold by the Company to DSI in 2002, and supplied by DSI to the Ohio Department of Transportation ("ODOT") for a bridge project, was defective. The third-party action seeks recovery of any damages which may be assessed against DSI in the action filed against it by ODOT, which allegedly could be in excess of $8.3 million, plus $2.7 million in damages allegedly incurred by DSI. The Company had previously filed a lawsuit against DSI in the North Carolina Superior Court in Surry County on July 25, 2007 seeking recovery of $1.4 million (plus interest) owed for other products sold by the Company to DSI and a judgment declaring that it had no liability to DSI arising out of the ODOT bridge project. The Company's North Carolina lawsuit was subsequently removed by DSI to the U.S. District Court for the Middle District of North Carolina. On March 5, 2008, the Magistrate Judge in the U.S. District Court issued his recommendation that the Company's motion to remand the matter to the Surry County Court should be granted. DSI has appealed the Magistrate's recommendation to the District Judge, who has not yet ruled on DSI's appeal. On April 17, 2008, the Ohio Court of Claims reached a preliminary ruling denying the Company's motion to stay the proceedings against the Company in that court. On June 24, 2008, the Ohio Court of Claims reached a final ruling that DSI's action against the Company may proceed in that court. The Company subsequently filed a motion to dismiss the Ohio action on the grounds that it is barred by the relevant Statute of Limitations. The Ohio Court has not yet ruled on this motion. In any event, the Company intends to vigorously defend the claims asserted against it by DSI in addition to pursuing full recovery of the amounts owed to it by DSI.

The Company also is involved in various other lawsuits, claims, investigations and proceedings, including commercial, environmental and employment matters, which arise in the ordinary course of business. The Company does not expect that the ultimate cost to resolve these other matters will have a material adverse effect on its financial position, results of operations or cash flows.

Severance and change of control agreements. The Company has entered into severance agreements with its Chief Executive Officer and Chief Financial Officer that provide certain termination benefits to these executives in the event that an executive's employment with the Company is terminated without cause. The initial term of each agreement is two years and the agreements provide for an automatic renewal of one year unless the Company or the executive provides notice of termination as specified in the agreement. Under the terms of these agreements, in the event of termination without cause, the executives would receive termination benefits equal to one and one-half times the executive's annual base salary in effect on the termination date and the continuation of health and welfare benefits for eighteen months. In addition, all of the executive's stock options and restricted stock would vest immediately and outplacement services would be provided.

The Company has also entered into change in control agreements with key members of management, including its executive officers, which specify the terms of separation in the event that termination of employment followed a change in control of the Company. The initial term of each agreement is two years and the agreements provide for an automatic renewal of one year unless the Company or the executive provides notice of termination as specified in the agreement. The agreements do not provide assurances of continued employment, nor do they specify the terms of an executive's termination should the termination occur in the absence of a change in control. Under the terms of these agreements, in the event of termination within two years of a change of control, the Chief Executive Officer and Chief Financial Officer would receive severance benefits equal to two times base compensation, two times the average bonus for the prior three years and the continuation of health and welfare benefits for two years. The other key members of management, including the Company's other two executive officers, would receive severance benefits equal to one times base compensation, one times the average bonus for the prior three years and the continuation of health and welfare benefits for one year. In addition, all of the executive's stock options and restricted stock would vest immediately and outplacement services would be provided.

(10) EARNINGS PER SHARE

The reconciliation of basic and diluted earnings per share ("EPS") is as follows:

	Year Ended		
(In thousands, except for per share amounts)	September 27, 2008	September 29, 2007	September 30, 2006
Net earnings	$43,752	$24,162	$33,040
Weighted average shares outstanding:			
Weighted average shares outstanding (basic)	17,547	18,142	18,307
Dilutive effect of stock-based compensation	165	172	166
Weighted average shares outstanding (diluted)	17,712	18,314	18,473
Per share (basic):			
Earnings from continuing operations	$ 2.49	$ 1.34	$ 1.88
Earnings (loss) from discontinued operations	—	(0.01)	(0.08)
Net earnings	$ 2.49	$ 1.33	$ 1.80
Per share (diluted):			
Earnings from continuing operations	$ 2.47	$ 1.33	$ 1.86
Earnings (loss) from discontinued operations	—	(0.01)	(0.07)
Net earnings	$ 2.47	$ 1.32	$ 1.79

Options to purchase 180,000 shares in 2008, 67,000 shares in 2007 and 42,000 shares in 2006 were antidilutive and were not included in the diluted EPS computation.

(11) BUSINESS SEGMENT INFORMATION

Following the Company's exit from the industrial wire business (see Note 7 to the consolidated financial statements), the Company's operations are entirely focused on the manufacture and marketing of concrete reinforcing products for the concrete construction industry. Based on the criteria specified in SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," the Company has one reportable segment. The results of operations for the industrial wire business have been reported as discontinued operations for all periods presented.

The Company's net sales and long-lived assets for continuing operations by geographic region are as follows:

	Year Ended		
(In thousands)	September 27, 2008	September 29, 2007	September 30, 2006
Net sales:			
United States	$337,801	$287,202	$322,675
Foreign	16,061	10,604	6,832
Total	$353,862	$297,806	$329,507
Long-lived assets:			
United States	$ 76,678	$ 75,149	$ 62,935
Foreign	—	—	—
Total	$ 76,678	$ 75,149	$ 62,935

There were no customers that accounted for 10% or more of the Company's net sales in 2008, 2007 or 2006.

(12) RELATED PARTY TRANSACTIONS

In connection with the Company's previous stock repurchase program, on January 30, 2006, the Company repurchased approximately 400,000 shares of its common stock held by the chairman of the Company's board of directors and his wife. The purchase price for the shares repurchased was $21.322 per share based on a predetermined formula, which represented a 15% discount from the closing price on January 27, 2006. The number of shares repurchased and purchase price per share are prior to the effect of the two-for-one split of the Company's common stock that was distributed as a stock dividend on June 16, 2006.

Sales to a company affiliated with one of the Company's directors amounted to $1.0 million in 2008, $967,000 in 2007 and $929,000 in 2006. Purchases from another company affiliated with one of the Company's directors amounted to $5,800 in 2008, $418,000 in 2007 and $1.5 million in 2006.

(13) COMPREHENSIVE LOSS

The components of accumulated other comprehensive loss are as follows:

(In thousands)	Adjustment to Defined Benefit Plans	Adjustment to Adopt SFAS No. 158	Accumulated Other Comprehensive Loss
Balance at September 30, 2006	$ —	$ —	$ —
Change	(9)	(2,110)	(2,119)
Balance at September 29, 2007	(9)	(2,110)	(2,119)
Change	234	—	234
Balance at September 27, 2008	**$225**	**$(2,110)**	**$(1,885)**

(14) OTHER FINANCIAL DATA

Balance sheet information:

(In thousands)	September 27, 2008	September 29, 2007
Accounts receivable, net:		
Accounts receivable	$ 50,487	$ 35,128
Less allowance for doubtful accounts	(906)	(610)
Total	$ 49,581	$ 34,518
Inventories:		
Raw materials	$ 30,793	$ 25,443
Work in process	3,161	2,083
Finished goods	37,266	19,875
Total	$ 71,220	$ 47,401
Other assets:		
Cash surrender value of life insurance policies	$ 3,938	$ 4,367
Capitalized financing costs, net	844	1,342
Non-current deferred tax assets	—	1,480
Other	282	296
Total	$ 5,064	$ 7,485
Property, plant and equipment, net:		
Land and land improvements	$ 5,631	$ 5,621
Buildings	31,819	31,981
Machinery and equipment	96,638	86,560
Construction in progress	2,195	3,955
	136,283	128,117
Less accumulated depreciation	(67,178)	(60,970)
Total	$ 69,105	$ 67,147
Accrued expenses:		
Income taxes	$ 10,861	$ —
Cash dividends	9,279	544
Salaries, wages and related expenses	4,128	4,278
Sales allowance reserve	1,493	236
Customer rebates	840	840
Property taxes	794	749
Worker's compensation	673	499
Other	1,013	467
Total	$ 29,081	$ 7,613
Other liabilities:		
Deferred compensation	$ 4,476	$ 4,584
Deferred income taxes	435	—
Deferred revenues	395	278
Total	$ 5,306	$ 4,862

(15) RIGHTS AGREEMENT

On April 26, 1999, the Company's Board of Directors adopted a Rights Agreement and declared a dividend distribution of one right per share of the Company's common stock to shareholders of record as of May 17, 1999. In addition, the Rights Agreement provides that one right will attach to each share of the Company's common stock issued after May 17, 1999 until the tenth business day following a public announcement that a person or group has acquired, obtained the right to acquire or made a tender or exchange offer for 20% or more of the outstanding shares of the Company's common stock (such tenth business day, the "Distribution Date").

Currently, the rights are not exercisable but trade automatically with the Company's common stock shares and become exercisable on the Distribution Date. Each right will entitle the holder, other than the acquiring person or group, to purchase one one-hundredth of a share (a "Unit") of the Company's Series A Junior Participating Preferred Stock at a purchase price of $80 per Unit, subject to adjustment as described in the Rights Agreement (the "Purchase Price"). All rights beneficially owned or acquired by the acquiring person or group will become null and void as of the Distribution Date. If an acquiring person or group acquires 20% or more of the Company's outstanding common stock, each rights holder, other than the acquiring person or group, upon exercise of his or her rights and payment of the Purchase Price, will severally have the right to receive shares of the Company's common stock having a value equal to two times the Purchase Price or, at the discretion of the Board of Directors, upon exercise and without payment of the Purchase Price, will have the right to purchase the number of shares of the Company's common stock having a value equal to two times the Purchase Price at a 50% discount.

In addition, each rights holder, other than an acquiring person or group, upon exercise of his or her rights will have the right to receive shares of the common stock of the acquiring corporation having a value equal to two times the Purchase Price for such holder's rights if the Company engages in a merger or other business combination where it is not the surviving entity or where it is the surviving entity and all or part of the Company's common stock is exchanged for the stock or other securities of the other company, or if 50% or more of the Company's assets or earning power is sold or transferred.

The rights will expire on April 26, 2009, and may be redeemed by the Company at any time prior to the Distribution Date at a price of $0.01 per right.

(16) PRODUCT WARRANTIES

The Company's products are used in applications which are subject to inherent risks including performance deficiencies, personal injury, property damage, environmental contamination or loss of production. The Company warrants its products to meet certain specifications and actual or claimed deficiencies from these specifications may give rise to claims. The Company does not maintain a reserve for warranties as the historical claims have been immaterial. The Company maintains product liability insurance coverage to minimize its exposure to such risks.

(17) SHARE REPURCHASES

On December 5, 2007, the Company's board of directors approved a share repurchase authorization to buy back up to $25.0 million of the Company's outstanding common stock over a period of up to twelve months ending December 5, 2008. Repurchases under the share repurchase authorization may be made from time to time in the open market or in privately negotiated transactions subject to market conditions, applicable legal requirements and other factors. The Company is not obligated to acquire any particular amount of common stock under the authorization and it may be suspended at any time at the Company's discretion. During the year ended September 27, 2008, the Company repurchased 913,268 shares or $8.7 million of its common stock, which included 208,585 shares or $2.5 million under the previous $25.0 million share repurchase authorization that was terminated on December 5, 2007, 697,813 shares or $6.2 million under the $25.0 million share repurchase authorization that expires on December 5, 2008 and 6,870 shares or $76,000 through restricted stock net-share settlements. As of September 27, 2008, there was $18.8 million remaining under the $25.0 million share repurchase authorization that expires on December 5, 2008.

STOCK PRICE AND DIVIDEND DATA

The common stock of Insteel Industries, Inc. is traded on the NASDAQ Global Select Market under the symbol IIIN. The following table summarizes the quarterly high and low sales prices as reported on the NASDAQ Global Select Market and the cash dividend per share declared for the periods indicated:

	Fiscal 2008			Fiscal 2007		
	High	Low	Cash Dividends Declared	High	Low	Cash Dividends Declared
First Quarter	$16.35	$10.00	$0.03	$21.97	$16.58	$0.03
Second Quarter	12.45	7.36	0.03	19.06	15.89	0.03
Third Quarter	19.14	9.96	0.03	19.66	16.43	0.03
Fourth Quarter	20.17	13.77	0.53	23.00	15.35	0.03

	Quarter Ended							
	2008				2007			
(In thousands, except for per share amounts)	September 27, 2008	June 28, 2008	March 29, 2008	December 29, 2007	September 29, 2007	June 30, 2007	March 31, 2007	December 30, 2006
Operating results:								
Net sales	$106,290	$104,332	$77,260	$65,980	$74,358	$78,966	$74,766	$69,716
Gross profit	29,463	30,885	15,787	10,620	12,727	17,352	12,358	13,624
Earnings from continuing operations	15,646	16,948	6,892	4,231	5,065	8,344	4,944	5,931
Earnings (loss) from discontinued operations	37	(21)	26	(7)	98	(37)	(31)	(152)
Net earnings	15,683	16,927	6,918	4,224	5,163	8,307	4,913	5,779
Per share data:								
Basic:								
Earnings from continuing operations	0.90	0.98	0.40	0.23	0.28	0.46	0.27	0.33
Earnings (loss) from discontinued operations	—	—	—	—	—	—	—	(0.01)
Net earnings	0.90	0.98	0.40	0.23	0.28	0.46	0.27	0.32
Diluted:								
Earnings from continuing operations	0.89	0.97	0.39	0.23	0.28	0.46	0.27	0.32
Earnings (loss) from discontinued operations	—	—	—	—	—	(0.01)	—	—
Net earnings	0.89	0.97	0.39	0.23	0.28	0.45	0.27	0.32

STOCK PERFORMANCE GRAPH

The following graph compares the total returns (including the reinvestment of dividends) of the Company, the Russell 2000 Index, the S&P Building Products Index and the S&P 500 Index. The graph assumes $100 invested on September 27, 2003 in the Company's stock and September 30, 2003 in each of the indices. Total returns for the indices are calculated on a month-end basis. Based on its market capitalization, the Company believes that the Russell 2000 Index is a more appropriate performance benchmark for its common stock than the S&P 500 Index. Beginning in fiscal 2009, the Company will no longer reflect the S&P 500 Index in its stock performance graph.



$6,000
5,000
4,000
3,000
2,000
1,000
0
Insteel Industries, Inc.
Russell 2000
S&P Building Products
S&P 500
9/27/03
10/2/04
10/1/05
9/30/06
9/29/07
9/27/08

(In dollars)	September 27, 2003	October 2, 2004	October 1, 2005	September 30, 2006	September 29, 2007	September 27, 2008
Insteel Industries, Inc.	100.00	1,937.20	2,056.01	5,384.57	4,188.12	3,989.49
Russell 2000	100.00	118.77	140.09	154.00	173.00	147.94
S&P Building Products	100.00	142.01	143.69	132.01	132.98	137.45
S&P 500	100.00	113.87	127.82	141.62	164.90	128.66

	Year Ended				
(In thousands, except for per share amounts)	(52 weeks) September 27, 2008	(52 weeks) September 29, 2007	(52 weeks) September 30, 2006	(52 weeks) October 1, 2005	(53 weeks) October 2, 2004
Operating Results:					
Net sales	$353,862	$297,806	$329,507	$309,320	$298,754
Gross profit	86,755	56,061	70,871	57,898	78,956
% of net sales	24.5%	18.8%	21.5%	18.7%	26.4%
Selling, general and administrative expense	$ 18,623	$ 17,583	$ 16,996	$ 16,175	$ 21,194
Interest expense	594	592	669	3,427	5,832
Earnings from continuing operations	43,717	24,284	34,377	24,499	32,035
% of net sales	12.4%	8.2%	10.4%	7.9%	10.7%
Earnings (loss) from discontinued operations	$ 35	$ (122)	$ (1,337)	$ 546	$ (546)
Net earnings	43,752	24,162	33,040	25,045	31,489
Per Share Data:					
Per share (basic):					
Earnings from continuing operations	$ 2.49	$ 1.34	$ 1.88	$ 1.31	$ 1.85
Earnings (loss) from discontinued operations	—	(0.01)	(0.08)	0.03	(0.03)
Net earnings	2.49	1.33	1.80	1.34	1.82
Per share (diluted):					
Earnings from continuing operations	2.47	1.33	1.86	1.29	1.78
Earnings (loss) from discontinued operations	—	(0.01)	(0.07)	0.03	(0.03)
Net earnings	2.47	1.32	1.79	1.32	1.75
Cash dividends declared	0.62	0.12	0.12	0.06	—
Returns:					
Return on total capital(1)	27.9%	18.2%	29.7%	21.1%	28.6%
Return on shareholders' equity(2)	27.9%	18.2%	31.3%	29.1%	62.5%
Financial Position:					
Cash and cash equivalents	$ 26,493	$ 8,703	$ 10,689	$ 1,371	$ 2,317
Total assets	228,220	173,529	166,596	138,276	151,291
Total long-term debt	—	—	—	11,860	52,368
Shareholders' equity	169,847	143,850	122,438	97,036	71,211
Cash Flows:					
Net cash provided by operating activities of continuing operations	$ 36,808	$ 17,065	$ 42,650	$ 41,830	$ 29,929
Capital expenditures	9,456	17,013	18,959	6,302	2,921
Depreciation and amortization	7,769	6,209	5,107	5,627	6,209
Repurchases of common stock	8,691	—	8,529	—	—
Cash dividends paid	2,141	2,176	2,222	566	—
Other Data:					
Number of employees at year-end	523	559	621	655	669

(1) Earnings from continuing operations/(average total long-term debt + average shareholders' equity).

(2) Earnings from continuing operations/average shareholders' equity.

CORPORATE INFORMATION

BOARD OF DIRECTORS

Louis E. Hannen[1]
Retired Senior Vice President
Wheat, First Securities, Inc.

Charles B. Newsome[2]
Executive Vice President
Johnson Concrete Company

Gary L. Pechota[1]
President and Chief Executive Officer
DT-Trak Consulting, Inc.

W. Allen Rogers II[1]
Principal
Ewing Capital Partners, LLC

William J. Shields[2]
Retired Chairman and
Chief Executive Officer
Co-Steel, Inc.

C. Richard Vaughn[2,3]
Chairman and Chief Executive Officer
John S. Clark Company, Inc.

Howard O. Woltz, Jr.[3]
Chairman of the Board
Insteel Industries, Inc.

H.O. Woltz III[3]
President and Chief Executive Officer
Insteel Industries, Inc.

(1) Member of the Audit Committee
(2) Member of the Executive Compensation Committee
(3) Member of the Executive Committee

EXECUTIVE OFFICERS

H.O. Woltz III
President and Chief Executive Officer

Michael C. Gazmarian
Vice President, Chief Financial Officer and Treasurer

James F. Petelle
Vice President—Administration and Secretary

Richard T. Wagner
Vice President and General Manager—Concrete Reinforcing Products Business Unit, Insteel Wire Products Company

SHAREHOLDER INFORMATION

Corporate Headquarters
1373 Boggs Drive
Mount Airy, North Carolina 27030-2148
(336) 786-2141

Independent Registered Public Accounting Firm
Grant Thornton LLP
Greensboro, North Carolina

Annual Meeting
Insteel shareholders are invited to attend our annual meeting, which will be held on Tuesday, February 10, 2009 at 9:00 a.m. ET at the Cross Creek Country Club, 1129 Greenhill Road, Mount Airy, North Carolina 27030

Common Stock
The Common Stock of Insteel Industries, Inc. is traded on the NASDAQ Global Select Market under the symbol IIIN. At November 14, 2008, there were 1,025 shareholders of record.

Shareholder Services
For change of name, address, ownership of stock; to replace lost stock certificates; or to consolidate accounts, please contact:

American Stock Transfer &
Trust Company
59 Maiden Lane
New York, New York 10038
(866) 627-2704
www.amstock.com

Investor Relations
For information on the Company, additional copies of this report, Form 10-K or other financial information, contact Michael C. Gazmarian, Vice President, Chief Financial Officer and Treasurer, at the Company's headquarters. You may also visit the Investor Information section on the Company's Web site at www.investor.insteel.com.

Designed by Curran & Connors, Inc. / www.curran-connors.com

INSTEEL INDUSTRIES, INC.
1373 Boggs Drive, Mount Airy, North Carolina 27030-2148
phone (336) 786-2141
www.insteel.com